                                                  RULE NO. 424(b)(3)
                                                  REGISTRATION NO. 333-68849

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this Prospectus Supplement is not complete and may be + +changed. This Prospectus Supplement is not an offer to sell these securities + +and is not soliciting an offer to buy these securities in any state where the +
+offer or sale is not permitted.                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED FEBRUARY 24, 1999
PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 28, 1998

                                2,500,000 Shares

          [GRAPHIC]               ChiRex Inc.

                                  Common Stock

                                   ---------

                We are selling 2,500,000 shares of common stock.

  The underwriters have an option to purchase a maximum of 375,000 additional shares to cover over-allotments of shares.

 The  common stock trades on The  Nasdaq Stock Market's National Market  under the symbol "CHRX." On February 23, 1999 the last reported sale price of the common stock was $22.00 per share.

  Investing in the common stock involves certain risks. See "Risk Factors" on page 26 of our
        Annual Report on Form 10-K for the year ended December 31, 1998.

                                                    Underwriting
                                           Price to Discounts and Proceeds to
                                            Public   Commissions    Company
                                           -------- ------------- -----------
Per Share................................. $        $             $
Total..................................... $        $             $

  Delivery of shares of common stock will be made on or about March   , 1999,
against payment in immediately available funds.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

             Dain Rauscher Wessels
              a division of Dain Rauscher Incorporated

                          Hambrecht & Quist

                                                          Legg Mason Wood Walker
                                                   Incorporated

                   Prospectus Supplement dated       , 1999.

                               TABLE OF CONTENTS


                                     Page
       Prospectus Supplement         ----
About This Prospectus Supplement...   S-3
Where You Can Find More Information
 About the Company.................   S-3
Disclosure Regarding Forward-
 Looking Statements................   S-4
Summary............................   S-5
Use of Proceeds....................  S-11
Price Range of Common Stock........  S-11
Dividend Policy....................  S-11
Capitalization.....................  S-12
Management's Discussion and
 Analysis of Results of Operations
 and Financial Condition...........  S-13
Business...........................  S-20
Management.........................  S-28
Scientific Advisory Board..........  S-30
Certain United States Tax
 Consequences to Non-United States
 Holders...........................  S-31
Underwriting.......................  S-33
Notice to Canadian Residents.......  S-34
Legal Matters......................  S-35
Experts............................  S-35

                                      Page
             Prospectus               ----
About This Prospectus...............    i
Where You Can Find More Information
 About the Company..................   ii
Disclosure Regarding Forward-Looking
 Statements.........................   ii
The Company.........................    1
Risk Factors........................    1
Use of Proceeds.....................    7
Earnings to Fixed Charges--Coverage
 Deficiency.........................    7
Description of Debt Securities......    8
Description of Capital Stock........   20
Description of Depositary Shares....   23
Description of Warrants.............   26
Plan of Distribution................   27
Legal Opinions......................   28
Experts.............................   28

                                 ------------

   You should rely only on the information contained in this Prospectus Supplement and the attached Prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. These documents may only be used where it is legal to sell these securities. The information contained in this Prospectus Supplement and the attached Prospectus is accurate only as of the date of this Prospectus Supplement and the attached Prospectus, as the case may be, regardless of the time of delivery of this Prospectus Supplement or the attached Prospectus or any sale of Common Stock. In this Prospectus Supplement and the attached Prospectus, "the Company," "our Company," "ChiRex," "we," "us" and "our" refer to ChiRex Inc.

   IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."


                                      ----

                       ABOUT THIS PROSPECTUS SUPPLEMENT


   This Prospectus Supplement contains the terms of this offering. A description of our Capital Stock is contained in the attached Prospectus. This Prospectus Supplement, or the information incorporated by reference in this Prospectus Supplement, may add, update or change information in the attached Prospectus. If information in this Prospectus Supplement, or the information incorporated by reference in this Prospectus Supplement, is inconsistent with the attached Prospectus, this Prospectus Supplement, or the information incorporated by reference in this Prospectus Supplement, will apply and will supersede that information in the attached Prospectus.

   It is important for you to read and consider all information contained in this Prospectus Supplement and the attached Prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information About the Company" below.

                            WHERE YOU CAN FIND MORE
                         INFORMATION ABOUT THE COMPANY

   We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

   The SEC allows us to "incorporate by reference" into this Prospectus Supplement the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this Prospectus Supplement and later information filed with the SEC will update and supersede this information. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 1998, including the documents incorporated by reference therein, and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is completed.

   You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

       Jon E. Tropsa
       Vice President, Finance
       ChiRex Inc.
       300 Atlantic Street, Suite 402
       Stamford, Connecticut 06901
       (203) 351-2300

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

   This Prospectus Supplement contains or incorporates "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's control. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intent," "estimate," "plan" and similar expressions.

   Actual results could differ materially from those contemplated by these forward-looking statements as a result of factors ("Cautionary Statements") such as product development and market acceptance risks, product manufacturing risks, the impact of competitive products and pricing, the results of current and future licensing and other collaborative relationships, the results of financing efforts, developments regarding intellectual property rights and litigation, risks of product non-approval or delays or post-approval reviews by the U.S. Food and Drug Administration ("FDA") or foreign regulatory authorities and those described under "Risk Factors" on page 26 of our Annual Report on Form 10-K for the year ended December 31, 1998.

   In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained or incorporated in this Prospectus Supplement will in fact transpire. Potential investors are cautioned not to place undue reliance on these forward-looking statements. ChiRex does not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to ChiRex or persons acting on behalf of ChiRex are expressly qualified in their entirety by the Cautionary Statements.

                               ----------------

   In this Prospectus Supplement, references to "Pounds Sterling" or "(Pounds)" are to British Pounds Sterling, and references to "Dollars" or "$" are to United States Dollars. Unless otherwise indicated, all assets and liabilities of our foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year. See Note 1 to the Consolidated Financial Statements of the Company incorporated by reference in this Prospectus Supplement. Solely for the convenience of the reader, this Prospectus Supplement contains translations of certain amounts denominated in Pounds Sterling into Dollars. The translations of Pounds Sterling into Dollars have been made at the rate of (Pounds)1.00 = $1.66, the noon buying rate in the City of New York for cable transfers in Pounds Sterling as announced by the Federal Reserve Bank of New York for customs purposes on December 31, 1998. On February 23, 1999, the noon buying rate for such transfers was (Pounds)1.00 = $1.61.

                                    SUMMARY

   The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements contained elsewhere and incorporated by reference in this Prospectus Supplement.

                                  The Company

   ChiRex is an integrated outsourcing company that provides an extensive range of services to pharmaceutical and life science companies. Our services span from the early stages of post-discovery drug development to full scale manufacturing of active ingredients. As a customer discovers a new molecule for possible drug therapies, the creation of the compound goes through a number of phases, any one or all of which are suitable for outsourcing to third parties such as ChiRex, including:

     . design, development and synthesis of molecules, including process development;

     .  evaluation, analysis and scale-up activities; and

    . full scale production in accordance with current Good Manufacturing Practices ("cGMP") at two FDA inspected sites.

   We are one of only a few outsourcing companies to offer all of these services in-house in addition to offering proprietary process technologies. By offering integrated services, we are able to minimize the risks, costs and time associated with our customers bringing new drugs to market. Specifically, we provide contract process research and development and pharmaceutical fine chemical manufacturing services, while also offering our customers access to our extensive portfolio of proprietary technologies. Our contract manufacturing services, developed over the past 30 years, include process research and development, hazard evaluation, analytical methods development, clinical quantity production and both pilot-scale and commercial scale manufacturing. In addition, we utilize our proprietary technologies to solve process development challenges for our customers and reduce drug development time.

   Prior to our initial public offering in March 1996, we were primarily a contract manufacturing organization with a single facility in Dudley, England. Since completing our initial public offering, we have taken steps to become a high-quality, full-service outsourcing company. For example, we: (i) optimized our Dudley facility and disposed of non-core products, primarily our acetaminophen business; (ii) opened our research and development laboratories and an associated pilot plant (collectively, the "Development Center") at the Dudley site that has allowed us to develop products successfully for our customers, many of which are based on our proprietary process chemistry technologies; (iii) purchased a cGMP facility in Annan, Scotland in the fall of 1997 from Glaxo Wellcome and entered into a five-year supply agreement with Glaxo Wellcome, which we estimate will provide for approximately $450 million in aggregate sales; and (iv) redesigned, reconfigured and upgraded the Annan facility to manufacture products under the Glaxo Wellcome supply agreement and to increase the general flexibility of the facility to produce products for other leading pharmaceutical and life science companies. In addition, in April 1999 we plan to open our new process development facility, the ChiRex Technology Center (the "CTC"), in Boston, Massachusetts. The CTC will expand our capacity to assist our customers in the design, development and synthesis of molecules during clinical and pre-clinical phases, work which was previously performed to a limited extent at our Development Center. The CTC will enable us to capitalize on our capabilities to serve customers at the earliest stages in the development of new compounds and allow us to further develop our proprietary technologies.

   Currently, we manufacture in excess of 50 products on a commercial scale at our two world-class, cGMP facilities located in Dudley, England and Annan, Scotland. We have approximately 45 U.S. patents and several patent applications with respect to our technologies. Our customers currently include Glaxo Wellcome plc, Sanofi S.A., Rohm and Haas Company, Pharmacia & Upjohn Inc., Astra AB, Bristol Myers-Squibb Company, Eli Lilly and Company, Pfizer Inc. and SmithKline Beecham plc.

   For the year ended December 31, 1998, our revenues increased 27.2% to $119.7 million from $94.1 million for 1997. Revenues from core products in 1998 increased 68.3% to $114.7 million from $68.1 million in 1997. Gross profits in 1998 were $31.8 million and represented 26.6% of total revenues, as compared to 24.1% of total revenues in 1997.

                                Industry Trends

   Recent trends in the industry are resulting in the increased outsourcing of drug design, development and manufacturing. Pharmaceutical and life science companies are under pressure to deliver new drugs to market in the shortest period of time in order to capture market share, accelerate the realization of revenues and maximize the impact of the limited life of patent protection. As a result, they have increasingly focused their resources on the discovery of new drugs and sought to outsource more and more services. We believe this trend towards outsourcing drug design, development and manufacture will continue for the following reasons:

  . the development of new technologies that have resulted in the identification of a larger number of promising therapeutics, increasing the demand for the services which we offer;

  . the pressure to reduce drug development time in order to enhance competitive position and maximize return on investment;

  . the continuing cost containment pressures in the consumer market, led by health maintenance organizations and other health insurance intermediaries, resulting in pharmaceutical companies shifting more of their fixed cost base to variable cost alternatives through outsourcing;

  . the increasing complexity of the chemical synthesis used to produce new drugs, particularly in commercial quantities; and

  . the growth of the biotechnology industry, in which many companies do not have the chemical expertise and capabilities needed to conduct their own process development, scale-up work or commercial scale manufacturing.

                               Business Strategy

   Our strategy is to increase shareholder value by capitalizing on our technological strengths and manufacturing capabilities to be the preferred partner to major pharmaceutical and life science companies in the design, development and synthesis of new drugs and for the manufacturing of active ingredients. The key elements of our strategy are as follows:

   Provide Integrated Services/"One Stop" Shopping. We believe that significant opportunities exist for a company that provides a broad range of outsourcing services. With the CTC, we will now be able to offer our customers a complete and integrated package of services throughout the life cycle of a product. By providing process development expertise, pilot plant capacity and full scale manufacturing facilities, we will be able to offer a convenient and seamless solution to our customers' outsourcing needs. Our integrated approach offers technical and commercial synergies and the potential to reduce the time and decrease the costs and risks associated with the development of new drugs.

   Commercialization of Proprietary Technology. With the CTC, we will capitalize on the industry trend for drug companies to outsource the development of production processes at earlier stages in the development timeline. The CTC will expand on our accumulated expertise established at the Development Center. Through the addition of the CTC, we will focus on assisting customers in the early stages of process development to devise manufacturing processes that will be viable and cost efficient for scale-up and full scale commercial production. The CTC will further strengthen our ability to use our proprietary technologies to solve process development challenges for our customers and to reduce drug development time. The CTC is intended to:

  . advance the commercialization of a variety of our technologies, with an initial emphasis on our kinetic resolution process technology developed by Professor Eric Jacobsen which enables the production of single-isomer pharmaceutical chiral intermediates;

  . provide process development services that will serve as a source of new commercial scale product opportunities for our manufacturing facilities;

  . develop and market non-regulated, proprietary chiral building blocks to innovative pharmaceutical companies to save them time and money and to infuse the benefit of our technologies into their development pipelines;

  . serve as a source of licensing revenues derived from our technologies where: (i) our customer has other manufacturing capacity; (ii) the technology is being used for non-pharmaceutical purposes; or (iii) capacity constraints prevent us from offering manufacturing services; and

  . enhance our presence in the United States, the world's largest pharmaceutical market.

   The CTC will be initially staffed with approximately ten research scientists under the direction of Professor Eric Jacobsen, Professor of Chemistry and Chemical Biology at Harvard University.

   Focus on Manufacturing High-Margin, Value-Added Products. We intend to continue focusing on manufacturing high-margin, highly-engineered, value-added products which are manufactured using a variety of technologies. Because of the high level of development engineering and synthesis design required for these products and because these products must be made in strictly controlled; FDA inspected facilities, they require the expertise of a company such as ours and offer the potential for higher margins than specialty chemicals and non-regulated fine chemicals. In addition, once full production of these products is commenced, the commercial relationship for such products is generally stable due to the significant cost of transferring production to a new facility.

   Continue Developing Significant, Long-Term Relationships with Industry Leaders. We intend to expand our customer base by developing significant, long-term relationships with a few major pharmaceutical and life science companies. We believe that the CTC will be a valuable platform for forging new relationships as customers seek the benefits of our proprietary technologies. In addition, our Annan facility has substantial available capacity which we are marketing to significant potential customers.

   Pursue Selective Acquisitions/Affiliations/Expansions. We intend to expand our business activities through selective acquisitions, strategic affiliations and internal expansion, including:

  . in the technology area, we intend to seek opportunities to acquire or license complementary technologies and to collaborate or form alliances with third parties with valuable, complementary technology;

  . in the development business, we intend to pursue strategic acquisitions in North America and extend our geographical presence and customer base by acquiring or building development capability near the CTC; and

  . in manufacturing operations, we intend to pursue strategic, value-added acquisitions to add to our geographic scope or customer base.

                             Competitive Strengths

   We believe we have a strong competitive position in our industry, which is attributable to a number of factors:

   Full Complement of Integrated Services. We believe that our ability to address our customers' outsourcing needs at each stage in the chemical development process allows us to compete effectively for the entire range of outsourcing arrangements that customers require. In addition, we believe we will have a competitive advantage because we can internally transfer technology throughout the product lifecycle, saving time and money and reducing risk. Our ability to provide services at the earliest stages of the drug development process should give us a competitive advantage during clinical trial and full scale manufacturing.

   Leading Proprietary Technologies. In addition to our expertise in classical chemical transformation technologies, we hold numerous licenses and patents in chiral process chemistries, including an exclusive license with Harvard University for the application of kinetic resolution. Based on industry estimates, more than two-thirds of pharmaceuticals currently in development are chiral molecules. We believe that utilizing our technologies, and in particular our chiral technologies, in the production process may allow us to achieve higher margins than possible with non-proprietary technologies. Also, we have found that our customers value suppliers who invest in technology as such investment allows customers to reduce their drug development time and provides unique solutions to their process development challenges. In addition, we can leverage our proprietary technologies to forge relationships for our high-margin, manufacturing operations.

   World-Class Manufacturing Facilities. Since January 1, 1996, we have invested over $200 million to acquire and upgrade our two world-class cGMP facilities. The manufacturing operations at Dudley are flexibly designed so that they can be used for a large number of products. The Annan facility is a modern state-of-the-art pharmaceutical manufacturing facility with substantial space to expand future production.

   Relationships with Industry Leaders. Our reputation for high quality manufacturing and process development capabilities and innovative proprietary technologies have enabled us to establish relationships with leading pharmaceutical and life science companies, including Glaxo Wellcome, Sanofi, Rohm and Haas, Pharmacia & Upjohn, Astra and SmithKline Beecham.

   Barriers to Entry. We believe there are significant entry barriers to our industry, including:

  . access to and expertise in leading manufacturing and process technologies and the ability to manage the complex regulatory regime governing new product development; and

  . the significant cost and lead time necessary to construct state-of-the-art pilot plant facilities and to qualify cGMP commercial scale manufacturing facilities, such as our Annan and Dudley facilities.

In addition, world-class facilities typically require experienced management and highly trained technical personnel familiar with specific production facilities and processes. Pharmaceutical companies are generally reluctant to outsource their needs to companies that do not have production facilities or a staff with a proven track record. We believe that our management and technical personnel, almost all of whom have substantial experience at FDA inspected cGMP facilities, are experienced and highly trained to meet these needs.

                                  The Offering

Common Stock Offered........  2,500,000 shares(1)

Common Stock outstanding
 after the Offering.........
                              14,394,902 shares(1)(2)

Use of Proceeds.............  We intend to use the net proceeds of this offering to repay indebtedness under our revolving and term loan credit facilities. See "Use of Proceeds."

Nasdaq National Market        CHRX
symbol......................

--------
(1) Excludes up to 375,000 shares of Common Stock that we may sell pursuant to the Underwriters' over-allotment option. See "Underwriting."
(2) Excludes 1,872,043 shares of Common Stock issuable upon the exercise of options. See Note 3 to the Consolidated Financial Statements of the Company incorporated by reference in this Prospectus Supplement.

                                  Risk Factors

   Investing in our Common Stock involves certain risks. See page 26 of our Annual Report on Form 10-K for the year ended December 31, 1998 incorporated by reference in this Prospectus Supplement for a discussion of these risks.

                      Summary Consolidated Financial Data

   The following table sets forth summary historical consolidated financial data for ChiRex Inc. and its subsidiaries as of, and for the three years ended, December 31, 1998. The summary historical consolidated financial data have been derived from the Consolidated Financial Statements of ChiRex Inc. incorporated by reference in this Prospectus Supplement and which have been audited by Arthur Andersen LLP, independent public accountants. The following summary historical consolidated financial data should be read in conjunction with "Capitalization" and "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Consolidated Financial Statements of ChiRex Inc. incorporated by reference in this Prospectus Supplement.

                                            Year Ended December 31,
                                   -------------------------------------------
                                       1996           1997           1998
                                   -------------  -------------  -------------
                                   (in thousands, except per share amounts)
Statement of Operations Data:
Revenues.........................       $ 74,615       $ 94,100       $119,663
Cost and Expenses:
Cost of goods sold...............         56,508         71,440         87,876
Research and development.........          3,517          3,937          4,389
Selling, general and
 administrative..................          7,952          9,423         12,622
Goodwill amortization............            924          1,164          1,164
Restructuring and other
 expenses........................          5,611          8,069          3,242
Write-off of in-process research
 and development.................          5,790            --             --
                                   -------------  -------------  -------------
Total operating expenses.........         80,302         94,033        109,293
                                   -------------  -------------  -------------
Operating income (loss)..........         (5,687)            67         10,370
Interest expense, net............            755          1,052          5,829
                                   -------------  -------------  -------------
Income (loss) before income
 taxes...........................         (6,442)         (985)          4,541
(Provision) benefit for income
 taxes...........................         (1,867)           335         (2,373)
                                   -------------  -------------  -------------
Net income (loss)................  $      (8,309) $        (650) $       2,168
                                   =============  =============  =============
Net income (loss) per common
 share:
  Basic..........................  $       (0.88) $       (0.06) $        0.18
                                   =============  =============  =============
  Diluted........................  $       (0.88) $       (0.06) $        0.18
                                   =============  =============  =============
Weighted average number of common
 shares:
  Basic..........................          9,485         11,407         11,820
                                   =============  =============  =============
  Diluted........................          9,485         11,407         12,330
                                   =============  =============  =============
                                              As of December 31,
                                   -------------------------------------------
                                       1996           1997           1998
                                   -------------  -------------  -------------
                                                (in thousands)
Balance Sheet Data:
Cash.............................  $         291  $       5,347  $         128
Total assets.....................        130,806        203,067        238,538
Long term debt...................          3,933         69,675         76,544
Stockholders' equity.............         90,068         93,095         97,213

                                USE OF PROCEEDS

   The net proceeds from this offering will be approximately $51.7 million ($59.5 million if the Underwriters' over-allotment option is exercised in full) assuming an offering price of $22.00 per share, after deducting the underwriting discount and estimated offering expenses that will have been paid by us. We will use a portion of the net proceeds to repay all the outstanding loans under our revolving credit facility and the balance of the net proceeds to repay a portion of the loans outstanding under our term loan facility. As of December 31, 1998, we had outstanding loans under our revolving credit and term loan facilities of (Pounds)15.0 million ($24.9 million) and (Pounds)40.0 million ($66.4 million), respectively. Our revolving credit facility terminates on December 31, 2002 and our term loan facility must be repaid in nine equal installments commencing June 30, 1999, with the final payment due on December 31, 2002. At December 31, 1998, the weighted average interest rate on the loans under both facilities was 8.5%, which is based on LIBOR plus an applicable margin.

                          PRICE RANGE OF COMMON STOCK

   The Common Stock is listed and traded on the Nasdaq National Market under the symbol "CHRX." The following table sets forth for the periods indicated the high and low sales prices of the Common Stock as reported by Nasdaq:

                                                                   High   Low
1997                                                              ------ ------
  First Quarter.................................................. $13.25 $ 9.50
  Second Quarter.................................................  12.75   9.88
  Third Quarter..................................................  25.50  11.63
  Fourth Quarter.................................................  26.25  16.63
1998
  First Quarter.................................................. $19.31 $11.63
  Second Quarter.................................................  23.25  14.19
  Third Quarter..................................................  19.00   9.75
  Fourth Quarter.................................................  21.38  10.50
1999
  First Quarter (through February 23, 1999)...................... $23.00 $19.88

   On February 23, 1999, the last reported sale price of the Common Stock as reported by Nasdaq was $22.00. As of February 23, 1999, there were approximately 5,900 holders of record of the Common Stock.

                                DIVIDEND POLICY

   We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

   The following table sets forth as of December 31, 1998, the consolidated capitalization of the Company (1) on a historical basis and (2) as adjusted to give effect to the offering of 2,500,000 shares of Common Stock and the application of the net proceeds of the offering as if it had occurred on December 31, 1998 at an assumed offering price of $22.00 per share, after deducting the underwriting discount and estimated offering expenses that will have been paid by us. See "Use of Proceeds" for a description of how we intend to use the net proceeds from this offering. The information set forth below should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes to the Consolidated Financial Statements of the Company incorporated by reference in this Prospectus Supplement.

                                                    As of December 31, 1998
                                                    --------------------------
                                                    Historical    As Adjusted
                                                    -----------   ------------
                                                         (in thousands)
Cash...............................................  $       128   $       128
                                                     ===========   ===========
Debt(1):
  Revolving credit facility........................  $    24,900   $       --
  Term loan facility...............................       66,400        39,600
                                                     -----------   -----------
    Total debt.....................................       91,300        39,600
                                                     -----------   -----------
Stockholders' equity:
  Preferred Stock, $0.01 par value (4,000,000
   shares authorized; none issued and
   outstanding)....................................          --            --
  Common Stock, $0.01 par value (30,000,000 shares
   authorized; 11,881,377 issued and outstanding,
   14,381,377 shares as adjusted)..................          119           144
Additional paid-in capital.........................      102,354       154,029
Accumulated deficit................................       (9,243)       (9,243)
Cumulative translation adjustment..................        3,983         3,983
                                                     -----------   -----------
    Total stockholders' equity.....................       97,213       148,913
                                                     -----------   -----------
      Total capitalization.........................  $   188,513   $   188,513
                                                     ===========   ===========

--------
(1) Amounts repaid under the revolving credit facility will be available for reborrowing until termination of the revolving credit facility, subject to stepdowns in the available borrowing amount. The term loan facility does not have prepayment penalty provisions.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

   The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company incorporated by reference in this Prospectus Supplement.

Introduction

   In April 1997, the Company disposed of its acetaminophen (paracetamol, an over-the-counter analgesic) business and in September 1997, the Company ceased production of acetaminophen. At the time of the disposition, acetaminophen was the largest volume product manufactured by the Company, representing approximately 31% of the Company's 1996 pro forma revenues, but was not highly profitable at the gross margin level. In connection with the disposition of the business, the Company recorded a $8.1 million pre-tax restructuring charge net of proceeds on disposition in the second quarter of 1997 and implemented measures designed to offset the effect of the disposal on operating performance. The Company's decision to dispose of its acetaminophen business followed a strategic review of several alternatives and was based on a number of factors, including the continued domination of the acetaminophen business by high volume, low cost manufacturers and the Company's expectation that the market price of acetaminophen would continue to erode.

   On October 31, 1997, the Company completed the purchase of a Glaxo Wellcome cGMP pharmaceutical production facility located in Annan, Scotland. The Company paid approximately $66.8 million ((Pounds)40.0 million) for the facility plus an additional payment for certain working capital of approximately $1.7 million ((Pounds)1.0 million). As part of the transaction, Glaxo Wellcome awarded the Company a five-year contract to supply certain pharmaceutical intermediates and active ingredients which we estimate will provide for approximately $450 million of aggregate sales. ChiRex purchased all of the buildings, land and equipment at the 154-acre Annan, Scotland property, encompassing three main production facilities, plus certain working capital. The Company has invested approximately $24.0 million in 1998 and plans to invest an additional $10.0 million in 1999 to accommodate newly contracted products and to continue the modification of the facility for multi-product pharmaceutical fine chemical manufacturing. Under the Glaxo supply agreement, the Company will manufacture up to ten products at the Annan and Dudley facilities. The acquisition has been accounted for as a purchase and, accordingly, the operating results of the Annan facility have been included in the Company's consolidated financial statements from the date of acquisition.

   In July 1998, the Company announced a restructuring, including management changes, and the transition to a product management structure. The Company recorded restructuring and other expenses of $3.2 million in 1998. The 1998 restructuring and other expenses consist of $2.9 million of severance costs related to management changes associated with implementing the product management structure and $0.3 million of other costs.

   Substantially all of the Company's revenues and expenses are denominated in Pounds Sterling, and to prepare the Company's consolidated financial statements such amounts are translated into Dollars at average exchange rates in accordance with generally accepted accounting principles. The average exchange rate used to make this translation in 1996, 1997 and 1998 was $1.56, $1.65 and $1.66, respectively, per (Pounds)1.00. Period-to-period changes in exchange rates can affect the comparability of the Company's consolidated financial statements.

   The following table summarizes certain operating results for the three years ended December 31, 1998 based on the adjusted results for 1998 and 1997 and the pro forma adjusted results for 1996 as set forth below under "-- Results of Operations":

                                          Year Ended December 31,
                            ---------------------------------------------------
                                      % of             % of              % of
                             1996   Revenues  1997   Revenues   1998   Revenues
                            ------- -------- ------- -------- -------- --------
                                              (in thousands)
Revenues..................  $89,827  100.0%  $94,100  100.0%  $119,663  100.0%
Cost of goods sold........   67,812   75.5    71,440   75.9     87,876   73.4
                            -------  -----   -------  -----   --------  -----
Gross profit..............   22,015   24.5    22,660   24.1     31,787   26.6
Research and development..    4,075    4.5     3,937    4.2      4,389    3.7
Selling, general &
 administrative...........    9,252   10.3     9,423   10.0     12,622   10.5
Goodwill amortization.....    1,149    1.3     1,164    1.2      1,164    1.0
                            -------  -----   -------  -----   --------  -----
Operating income..........  $ 7,539    8.4%  $ 8,136    8.6%  $ 13,612   11.4%
                            =======  =====   =======  =====   ========  =====
Revenues by type:
Core......................  $48,445   54.0%  $68,130   72.4%  $114,686   95.8%
Non-core..................   12,333   13.7     6,029    6.4      3,742    3.1
Acetaminophen.............   27,874   31.0    19,205   20.4        782    0.7
Licences and royalties....    1,175    1.3       736    0.8        453    0.4
                            -------  -----   -------  -----   --------  -----
Total.....................  $89,827  100.0%  $94,100  100.0%  $119,663  100.0%
                            =======  =====   =======  =====   ========  =====

Results of Operations

   In order to make the comparison of financial information more meaningful, the following tables set forth (i) the historical results for 1997 and 1998 as adjusted to exclude various restructuring and other non-recurring expenses,
(ii) the historical results for 1996 and the pro forma 1996 results (giving effect to the formation of the Company), and as further adjusted to exclude various charges resulting from the formation of the Company (consisting of adjustments to restate inventory at fair value, write-off of acquired in-process research and development and expense relating to certain stock compensation). All intercompany transactions requiring elimination have been eliminated. The pro forma as adjusted financial data for 1996 are not necessarily indicative of future operations or what the Company's results of operations would actually have been had the various transactions set forth below occurred as described. The period-to-period comparisons that follow the tables compare the pro forma as adjusted results of operations for 1996 and the as adjusted results of operations for 1997 and 1998 set forth in the following tables. For a more complete description of the formation of the Company see Notes 1 and 2 to the Consolidated Financial Statements of the Company incorporated by reference in this Prospectus Supplement.

                   ChiRex Inc. Comparative Operating Results
        For Years Ended December 31, 1998, 1997 and 1996 (in thousands)

1998                                      ChiRex Inc. Adjustments   As Adjusted
----                                      ----------- -----------   -----------
Revenues.................................  $119,663     $   --       $119,663
Cost of goods sold.......................    87,876         --         87,876
                                           --------     -------      --------
Gross profit.............................    31,787         --         31,787
Research and development.................     4,389         --          4,389
Selling, general and administrative......    12,622         --         12,622
Goodwill amortization....................     1,164         --          1,164
Restructuring and other expenses.........     3,242      (3,242)(1)       --
Interest expense, net....................     5,829         --          5,829
                                           --------     -------      --------
Income before income taxes...............     4,541       3,242         7,783
Provision for income taxes...............    (2,373)       (621)(2)    (2,994)
                                           --------     -------      --------
Net income...............................  $  2,168     $ 2,621      $  4,789
                                           ========     =======      ========
1997                                      ChiRex Inc. Adjustments   As Adjusted
----                                      ----------- -----------   -----------
Revenues.................................  $ 94,100     $   --       $ 94,100
Cost of goods sold.......................    71,440         --         71,440
                                           --------     -------      --------
Gross profit.............................    22,660         --         22,660
Research and development.................     3,937         --          3,937
Selling, general and administrative......     9,423         --          9,423
Goodwill amortization....................     1,164         --          1,164
Restructuring expenses net of proceeds...     8,069      (8,069)(3)        --
Interest expense, net....................     1,052         --          1,052
                                           --------     -------      --------
Income (loss) before income taxes........      (985)      8,069         7,084
Benefit (provision) for income taxes.....       335      (2,572)(4)    (2,237)
                                           --------     -------      --------
Net income (loss)........................  $   (650)    $ 5,497      $  4,847
                                           ========     =======      ========

                                       ChiRex
                                     (Holdings)  Pro Forma    Pro                     Pro Forma
1996                     ChiRex Inc. Limited(5) Adjustments   Forma   Adjustments    As Adjusted
----                     ----------- ---------- -----------  -------  -----------    -----------
Revenues................   $74,615    $15,212      $ --      $89,827    $   --         $89,827
Cost of goods sold......    56,508     12,564        112 (6)  69,184     (1,372)(10)    67,812
                           -------    -------      -----     -------    -------        -------
Gross profit............    18,107      2,648       (112)     20,643      1,372         22,015
Research and
 development............     9,307        558        --        9,865     (5,790)(11)     4,075
Selling, general and
 administrative.........    13,563      1,300        --       14,863     (5,611)(12)     9,252
Goodwill amortization...       924         --        225 (7)   1,149        --           1,149
Interest expense, net...       755        690       (440)(8)   1,005        --           1,005
                           -------    -------      -----     -------    -------        -------
Income (loss) before
 income taxes...........    (6,442)       100        103      (6,239)    12,773          6,534
Benefit (provision) for
 income taxes...........    (1,867)       (33)      (108)(9)  (2,008)      (453)(13)    (2,461)
                           -------    -------      -----     -------    -------        -------
Net income (loss).......   $(8,309)   $    67      $  (5)    $(8,247)   $12,320        $ 4,073
                           =======    =======      =====     =======    =======        =======

 (1) To reverse the effect of the restructuring and other expenses.
 (2) Tax effect of tax deductible adjustments described in note (1) above.
 (3) To reverse the effect of the restructuring and asset impairment charge net of proceeds received on the disposal of the acetaminophen business.
 (4) Tax effect of the adjustment described in note (3) above.
 (5) This covers ChiRex (Holdings) Limited from January 1, 1996 through March 11, 1996.
 (6) Increase in depreciation reflecting the increased valuation of ChiRex (Holdings) Limited's fixed assets for the period prior to the formation of the Company.
 (7) Increase in amortization of goodwill related to the period prior to the formation of the Company.
 (8) Reduction in interest expense related to debt retired in connection with the formation of the Company.
 (9) Income tax effect of pro forma adjustments, excluding amortization of goodwill, which is not deductible for tax purposes.
(10)To reverse the effect of the purchase method of accounting step-up of inventory to fair value at the time of the formation of the Company.
(11) To reverse the effect of the write-off of research and development expenses that were in process at the time of the formation of the Company.
(12) To reverse the effect of a stock compensation charge associated with granting of stock and options to purchase stock in connection with the formation of the Company.
(13) Tax effect of the adjustment described in note (9) above.

 Years ended December 31, 1997 and 1998

   Substantially all of the Company's revenues in 1998 were generated from the manufacture and sale of products. Total revenues increased $25.6 million or 27.2%, to $119.7 million in 1998, from $94.1 million in 1997, as new products were introduced and shipments under the Glaxo Wellcome supply contract increased, partly offset by the unfavorable effect on revenues from the sale of the acetaminophen business which contributed $19.2 million in 1997 or 20.4% of total revenues. Existing core-product revenue increased by $41.3 million, and seven new core products contributed $5.3 million of revenues in 1998. Revenues from core products of $114.7 million, which accounted for 95.8% of revenues in 1998, increased by $46.6 million or 68.3%, while revenues from non-core products of $3.7 million accounted for 3.1% of revenues in 1998, decreased by $2.3 million or 37.9%. The Company expects core revenues to increase in 1999 due to higher shipments under the Glaxo Wellcome supply agreement and revenues from new core products. License fee and royalty income declined $0.3 million due to the decline in demand for the products generating such revenue. Product price changes did not contribute significantly to changes in revenue between the two periods.

   Cost of goods sold increased $16.4 million, or 23.0%, to $87.9 million in 1998 from $71.4 million in 1997. This increase is due to the higher volume of new products and expenses associated with new product introductions, partly offset by lower acetaminophen and non-core product sales. Gross margin percentage increased to 26.6% in 1998 from 24.1% in 1997 due to higher margin new product sales and the inclusion in 1997 of a $1.2 million inventory reserve. The 1998 gross margin was adversely affected by the under-utilization of the Annan facility during its refurbishment into a multi-product pharmaceutical fine chemical manufacturing facility.

   Research and development expenses increased $0.5 million, or 11.5%, to $4.4 million in 1998 from $3.9 million in 1997. This increase was due primarily to the cost of additional research chemists and pilot plant costs to support the new product pipeline, partly offset by lower technology support expenses. Research and development expenses are expected to increase in 1999 due to the formation of the CTC. The Company is committed to improving and expanding its research and development activities, including commercializing its proprietary process technologies.

   Selling, general and administrative expenses increased $3.2 million, or 33.9%, to $12.6 million in 1998. The increase is attributable to additional costs associated with the Annan facility acquired in the fourth quarter of 1997, senior management recruitment expenses and costs associated with the formation of the CTC.

   Interest expense was $5.8 million in 1998 compared to $1.1 million in 1997. This is a result of higher borrowing levels resulting from the acquisition of the Annan facility in the fourth quarter of 1997.

   Income tax expense was $3.0 million in 1998, an effective tax rate of 38.5%, compared to $2.2 million in 1997, an effective tax rate of 31.6%. The effective tax rate in 1998 is greater than 1997 primarily due to incremental non-deductible charges incurred during the year.

   As a result of the factors described above, the as adjusted net income was $4.8 million in 1998, comparable to the as adjusted net income in 1997.

 Years ended December 31, 1996 and 1997

   Substantially all of the Company's revenues in 1997 were generated from the manufacture and sale of products. Revenues of $94.1 million in 1997 increased $4.3 million, or 4.8%, from $89.8 million in 1996. Revenues from core products of $68.1 million, which accounted for 72.4% of revenues in 1997, increased by $19.7 million or 40.6%, while revenues from non-core products (excluding acetaminophen) of $6.0 million, which accounted for 6.4% of revenues in 1997, decreased by $6.3 million or 51.1%. Existing core-product revenues increased by $15.6 million, and seven new products contributed $4.1 million of revenues in 1997. Revenues of $19.2 million attributable to acetaminophen, which accounted for 20.4% of revenues in 1997, declined by $8.7 million or 31.1% compared to 1996 due primarily to the sale of the business in 1997. License fee and royalty income declined $0.4 million due to the decline in demand for the products generating such revenue. Product price changes did not contribute significantly to changes in revenue between the two periods.

   Cost of goods sold increased $3.6 million, or 5.4%, to $71.4 million in 1997. Of the increase, approximately $1.2 million relates to reserves recorded in 1997 for certain inventory including Phentermine Hydrochloride, one of the active ingredients in the dietary suppressant combined therapy commonly known as "Fen-Phen", that was the subject of an FDA action resulting in significantly reduced demand for the drug. The remainder of the increase can be attributable to the higher level of sales and the Company's introduction of new products.

   Research and development expenses decreased $0.1 million, or 3.4%, to $3.9 million in 1997 from $4.0 million in 1996. Development activity in 1997 remained at a high level to support new product development.

   Selling, general and administrative expenses increased $0.2 million, or 1.8%, to $9.4 million in 1997. The increase was attributable to approximately $0.4 million of additional expenses generated at the Annan facility after its acquisition partly offset by a reduction in fixed costs following changes to the Company's organizational structure.

   Interest expense, net in 1997 of $1.1 million, was $0.1 million higher than last year because of lower debt borrowings early in the year as proceeds received from the secondary offering (see Note 2 to the Consolidated Financial Statements of the Company incorporated by reference in this Prospectus Supplement) were used to reduce bank borrowings, which more than offset higher borrowing requirements in the fourth quarter of 1997 following the acquisition of the Annan facility which was financed by bank borrowings.

   Income tax expense was $2.2 million in 1997, an effective tax rate of 31.6%, compared to $2.5 million in 1996, an effective tax rate of 37.7%. The effective tax rate in 1997 is less then 1996 due to the recognition of a $0.4 million deferred tax benefit, resulting from the enactment of a statutory rate reduction in the UK from 33% to 31% in 1997. The Company's effective tax rate generally exceeds the statutory rates primarily due to non-deductible amortization of goodwill.

   As a result of the factors described above, the as adjusted net income was $4.8 million in 1997 compared to pro forma as adjusted net income of $4.1 million in 1996.

Liquidity and Capital Resources

   Cash provided from operations was $22.4 million in 1998. The Company generated $24.2 million in cash from operations before $1.8 million of cash restructuring charges incurred in 1998. Operating working capital, defined as working capital excluding cash and the current portion of long-term debt, decreased $3.0 million in 1998 primarily due to a decrease in accounts receivable. Cash provided by operations of $4.3 million in 1997 reflects the overall profitability of the business prior to the impact of the sale of the acetaminophen business less the cash costs of restructuring charges incurred in 1997. The Company generated $10.5 million in cash from operating activities before $6.2 million of cash restructuring charges incurred in 1997 related to the disposal of the acetaminophen business. Operating working capital increased $5.3 million in 1997 largely due to an increase in accounts receivable in the fourth quarter.

   Net cash used in investing activities was $41.1 million in 1998, consisting of capital spending for the modification of the Annan facility for multi-product pharmaceutical fine chemical manufacturing, and capacity expansion for new products and maintenance capital expenditures at the Dudley facility. Net cash used in investing activities was $77.5 million in 1997, consisting of the acquisition of the Annan facility for $69.5 million and $12.1 million in capacity expansion and maintenance capital expenditures primarily at the Dudley facility. These expenditures were partly offset by $4.1 million in proceeds received from the sale of the acetaminophen business.

   Net cash generated from financing activities in 1998 was $13.4 million primarily from additional borrowings under the Company's credit facility. The Company also received $0.9 million in proceeds from the exercise of stock options in 1998.

   The Company entered into a senior secured term-loan and revolving credit agreement in October 1997, with a group of banks allowing it to borrow up to (Pounds)62.0 million (approximately $103.0 million) for a five-year period (the "Facilities Agreement"). The Facilities Agreement consists of a (Pounds)40.0 million (approximately $66.4 million) term loan and a (Pounds)22.0 million (approximately $36.5 million) revolving credit facility. At December 31, 1998, (Pounds)40.0 million (approximately $66.4 million) was outstanding under the term loan and (Pounds)15.0 million (approximately $24.9 million) was outstanding under the revolving credit facility. See Note 7 to the Consolidated Financial Statements of the Company incorporated by reference in this Prospectus Supplement. The proceeds from this offering will be used to reduce outstanding indebtedness under the Facilities Agreement. To the extent that loans outstanding under the revolving credit facility are repaid, the amount available to the Company under that facility will increase accordingly.

   The Company believes that the funds generated from operations and funds available under the Facilities Agreement will be sufficient to expand and grow its business in accordance with its current plans. The Company's ability to make acquisitions and to meet its long-term capital requirements and obligations in 1999 and beyond will depend on many factors, including but not limited to, the rate, if any, at which the Company's cash flow increases, the ability and willingness of the Company to accomplish acquisitions with its capital stock and the availability to the Company of public and private debt and equity financing. No assurance can be given that additional financing, if required, will be available or that if available, it will be available on terms favorable to the Company. The Company anticipates capital expenditures will be approximately $20.0 million during 1999. Of this, approximately $10.0 million will be used for the completion of the Annan facility and approximately $10.0 million will be normal maintenance of the Dudley and Annan sites.

Foreign Currency

   For 1996, 1997 and 1998, net sales of the Company's products outside the United States totaled approximately $73.0 million, $93.0 million and $119.0 million, representing 98%, 99% and 99% of the Company's net sales for those years. The Company currently expects that sales of its products outside the United States will continue to be a substantial percentage of its net sales. The Company believes it has a natural cash currency hedge because its operating expenses and revenues tend to be denominated in matched currencies. Also, the Company has partly offset foreign currency-denominated assets with foreign currency-denominated liabilities.

   Financial results of the Company could be adversely or beneficially affected by fluctuations in foreign exchange rates. Fluctuations in the value of foreign currencies will affect the Dollar value of the Company's net investment in its foreign subsidiaries, with related effects included in a separate component of stockholders' equity. Operating results of foreign subsidiaries will be translated into Dollars at average monthly exchange rates. In addition, the Dollar value of transactions based in foreign currency also fluctuates with exchange rates. The Company expects that the largest foreign currency exposure will result from activity in Pounds Sterling and Euros.

Year 2000 Disclosure

   The Company has dedicated internal resources to identify and resolve "Year 2000" compliance issues with respect to computer systems and applications utilized by the Company. The Company has also engaged external resources, including hiring an independent consulting firm, and will purchase necessary computer software upgrades to become year 2000 compliant. The Company will develop comprehensive testing procedures once necessary software and equipment have been installed to validate year 2000 compliance. The Company is implementing a year 2000 compliant management information system at its Annan facility in connection with its business plans for this location. The Company's plan is to implement these systems at the Company's other locations, including the Dudley facility, in 1999. The Company expects to spend approximately $7.1 million on systems and equipment which are year 2000 compliant and will expense these costs in accordance with current accounting guidance.

   The Company believes that the systems at two of the three production facilities at Annan are year 2000 compliant. At present, the Company is not utilizing the third production facility at Annan. In the event that the Company commences operations at this third facility, it expects to spend approximately $1.0 million upgrading the facility's computer systems and applications and will expense these costs in accordance with current accounting guidance.

   No assurance can be given that the year 2000 compliance issues will be resolved without any future disruption or that the Company will not incur significant additional expense in resolving the issue. In addition, the failure of certain of the Company's significant suppliers and customers to address the year 2000 compliance issues could have a material adverse effect on the Company.

   Contingency plans have been addressed for all major computer systems and applications, and they include manual capability of certain business areas if necessary, and the controlled shutdown and start-up of the manufacturing plant for a minimum period of days during the date change. The approach, methodology, plans and contingencies for internal processes have been reviewed by our independent computer consultant and are subject to further development and testing. With regards to external factors such as supply of raw materials, access to funds and potential utility disruption, the Company's contingency plans are at a preliminary stage and require further development.

New Accounting Pronouncements

   In June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variability in cash flows attributable to a particular risk or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security and a forecasted transaction. The Company will be required to implement SFAS No. 133 for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company expects the adoption of this pronouncement will not have a material effect on the Company's financial statements.

                                    BUSINESS

   We provide a broad range of outsourcing services to pharmaceutical and life science companies, from the early stages of post-discovery drug development to full scale manufacturing of active ingredients. By providing process development expertise, pilot plant capacity and full scale manufacturing capabilities, we are able to offer our customers a complete and integrated package of services throughout the product life cycle. The diagram below sets forth the different phases of drug discovery and development and indicates the various services which we offer as our customers move through the drug development process:

                        Product Development Life Cycle

Discovery   Pre-   IND  Phase I  Phase II  Phase III   NDA   Commercialization
          clinical


         ChiRex
   Technology Center

       Process Research and Development
        o Proprietary technology to speed process research
        o Contract process development
        o Technology licensing
        o cGMP small scale capability (0.1-15 kilograms)
        o Analytical methods development
        o Scale-up synthesis


               Chirex
         Development Center

       Scale-up Pilot Plant Production
         o Process development for rapid scale-up
         o Hazard evaluation
         o cGMP pilot plant (10-10,000 kilograms)
         o Analytical validation for cGMP
         o Drug master file capability
         o In-house regulatory expertise
         o Supply clinical trial quantities of
           pharmaceutical active ingredients

                           ChiRex
                   Manufacturing Operations

               Commercial Scale Production
                o 2 large scale cGMP manufacturing facilities
                o Multi-hundred metric ton capability
                o Process and plant design
                o Multi-step complex organic synthesis at scale
                o Drug master file and support for new drug
                  applications

Product Development Life Cycle

 Discovery

   The initial challenge in the drug development process is discovery of a compound which may have a therapeutic effect for a particular disease. Our pharmaceutical and life science customers identify a lead compound which interacts with certain biological targets, such as an enzyme or other protein, which are associated with a disease. The discovery process involves screening or testing multiple chemical compounds and their interactions with biological targets to identify the most promising lead compounds for further study.

   As pharmaceutical and life science companies face increasing pressure to bring new drugs to market in the shortest period of time, our customers have focused their efforts and resources on the discovery stage. As a result, these customers have increasingly sought to outsource services in the subsequent stages of the drug development process to companies such as ours to minimize costs and development time.

 Pre-Clinical

   After a lead compound is identified and selected in the discovery phase, the compound is evaluated for efficacy and safety during pre-clinical tests on animal models.

   While a product progresses through pre-clinical trials, customers require process research and development services which will allow for a cost-effective, safe and timely scale-up of a compound as it progresses from the laboratory to pilot plant and ultimately to commercial scale manufacturing. Process research and development seeks to provide a simple, economic and non-hazardous route to production of a lead compound at the required scale. In addition, customers often require small scale cGMP capabilities to produce quantities of a product for clinical trials and analytical methods development for regulatory and quality control purposes.

   Customers are increasingly seeking outsourcing companies, such as ours, which can provide seamless technology transfer throughout the development process to push a product through the development life cycle as rapidly as possible. As a result, process development and other related services can be a valuable source for developing relationships with customers for pilot plant production and ultimately commercial scale manufacturing. In addition, once a company has received certification for a product by the applicable regulatory authority, it is advantageous for the customer to maintain the relationship with such company. Accordingly, expertise in process development can solidify a relationship with a customer early in the product development timeline and help secure longer term commercial-scale supply arrangements.

 IND/Phase I/Phase II/Phase III/NDA

   An investigational new drug application ("IND") is one of the first steps in the clinical trial phase of drug development. Clinical trials are divided into three investigational phases which test the use of a drug in humans. Phase I tests the drug for safety; Phase II tests the drug for efficacy and safety in a relatively small sample of patients; and Phase III tests the drug for efficacy in a larger sample of patients. Upon completion of the clinical trial phases, a new drug application ("NDA") is prepared which bridges the development process from clinical trial to full scale commercial manufacture.

   As a drug proceeds through the clinical testing phases, it is crucial that its production conform with appropriate cGMP standards. In addition, the process developed in the laboratories needs to be validated at a larger scale to establish that it can be consistently produced at the required specifications as it is scaled-up to commercial quantities. These steps are often conducted in a pilot plant environment which can provide hazard evaluation, analytical method validation, identity and purity testing as well as significant regulatory expertise and documentation services.

 Commercialization

   After a drug has been approved, commercial quantities of the drug are manufactured and marketed for commercial sale. Pharmaceutical and life science companies frequently outsource the manufacture of bulk intermediates and pharmaceutical active ingredients. Companies which provide such services must have facilities that conform to strict guidelines and can pass FDA inspections. In addition, pharmaceutical fine chemical manufacturers require significant expertise due to the high level of development engineering and synthesis design required for these products.

Services Offered

   We believe that we are one of only a few companies to offer an integrated package of services from post-discovery to full scale manufacturing of active ingredients. Through the CTC, the Development Center and our world-class cGMP manufacturing facilities, we offer a convenient and seamless solution to our customers' outsourcing needs.

 ChiRex Technology Center

   We plan to commence operations at the CTC in April 1999. The CTC, which will be located in Boston, Massachusetts in close proximity to Harvard and MIT, will consist of 11,000 square feet of laboratories which can accommodate up to 35 research scientists. Professor Eric Jacobsen, Professor of Chemistry and Chemical Biology at Harvard University and inventor of some of our leading proprietary technologies, will be the scientific director of the CTC. The CTC will focus on the design, development and synthesis of molecules.

   The CTC will offer various process development services under cGMP guidelines, including: (i) contract process development; (ii) custom synthesis; (iii) contract analytical development; and (iv) process research utilizing our proprietary intellectual property. The CTC will also serve as a source of licensing revenue for our technologies.

   Process development and custom synthesis services offered by the CTC will include:

    . synthesis route selection;

    . process research to make finished quality products;

    . samples of material and supply of small quantities;

    . development work to generate a technology package which will allow us or the customer to manufacture at scale; and

    . transfer of technology by CTC personnel to the manufacturing location.

   Analytical development services offered by the CTC will include:

    . test method development and validation;

    . quality control and release testing;

    . high performance liquid and/or gas chromatography for the separation of enantiomers and identification of impurities; and

    . nuclear magnetic resonance services.

   Process research utilizing our proprietary technology will include:

    . process development and sample quantities to qualify with customers;

    . scale-up to 50 liter scale at the CTC or kilogram to ton production at our cGMP manufacturing facilities; and

    . validated scaled technology transfer package.

   The state-of-the-art CTC laboratories will operate under cGMP using the standard operating procedures developed at our large-scale manufacturing facilities in Dudley and Annan and which have been refined over the past 30 years. The CTC equipment has been designed to mirror that of the Development Center to aid in technology transfers. The CTC's state-of-the-art equipment will include:

     .GC-Mass Spectrometry, GC and HPLC Systems with autosamplers;

     .400 MHz JEOL multi-nuclear magnetic resonance spectrometer; and

     .an isolated 50 liter glassware facility to provide kilogram quantities of materials.

 Development Center

   The Development Center primarily prepares chemical processes for commercial manufacturing by conducting economic, hazard and engineering evaluations. Opened at our Dudley facility in 1996, the Development Center consists of research and development laboratories and an associated pilot plant. The Development Center offers a variety of services, including: (i) process development based on either customer technologies or our proprietary technologies, (ii) hazard evaluation, (iii) impurity profile characterization and analytical method validation, (iv) supply of clinical trial material up to Phase III clinical trials, and (v) state-of-the-art analytical structure elucidation.

   The Development Center is staffed with over 50 scientists, including experts in process development, analytical and hazard evaluation. These Development Center scientists manage the product between laboratory production and commercial scale manufacture. During this intermediate process and before commencing commercial manufacture, each scientific team carefully considers the safety, speed and cost of each project. The Development Center uses small-scale (25L and 50L) equipment to pilot plant size reactors to replicate processes which assists in evaluations and seamless technology transfer. With safety a primary consideration, the hazard evaluation laboratory enables us to analyze each process before it is scaled up in the pilot plant. Equipment in the hazard evaluation laboratory includes RC1 calorimeters, ARC and vent sizing equipment, DSC and other standard hazard evaluation equipment.

   In addition to assisting customers with early-stage molecule design and development, the Development Center can also produce clinical trial material quantities. These quantities are produced in the Development Center's pilot plant, which allows for rapid scale-up from 50-1000 kilograms under cGMP conditions.

   The following table sets forth the number of projects worked on in the Development Center during the past three years and the number of those projects which incorporated our proprietary technology:

                                                              1996  1997  1998
                                                              ----  ----  ----
      Projects (1)...........................................   67    53    48
      Projects using ChiRex technologies (1).................   18    22    24
      Percentage of projects including ChiRex Technologies... 26.9% 41.5% 50.0%

     --------
     (1)A project can span more than one fiscal year.

   Of the projects that include our proprietary technologies, the following table sets forth the number of projects sponsored by customers or the Company:

                                                                  1996 1997 1998
                                                                  ---- ---- ----
      Customer sponsored.........................................  10   15   12
      Company sponsored..........................................   8    7   12
                                                                  ---  ---  ---
      Total projects with ChiRex technologies....................  18   22   24
                                                                  ===  ===  ===

   The projects in the Development Center generated revenues for the years ended December 31, 1996, 1997 and 1998 as follows (in thousands):

                                                        1996    1997     1998
                                                       ------  -------  -------
      Product development revenues (1)(2)............. $3,143  $10,566  $12,947
      Percentage of total revenues....................    3.5%    11.2%    10.8%

     --------
     (1) The revenue on a particular project may be recognized over more than one fiscal year.
     (2) Excludes a product that was manufactured in our pilot plant in sufficient quantities to be treated as a commercial product.

 Manufacturing Facilities

   We have two cGMP facilities, one in Dudley, England and the other in Annan, Scotland. Our manufacturing facilities specialize in the scale-up and commercial manufacture of intermediates and pharmaceutical active ingredients under cGMP guidelines. Whether we design the initial synthesis or evaluate and adapt a customer's process to our regulatory and efficiency standards, we produce intermediates and pharmaceutical active ingredients in a highly-regulated environment. Our facilities and processes used in the manufacture of products for clinical use or for sale in the United States must be operated in conformity with cGMP guidelines and must pass inspections by the FDA. We also support the commercial production process with regulatory support, including NDA and drug master file assistance.

   The Dudley facility specializes in the scale-up and commercial-scale production of intermediates and final products. The facility is located on 45 acres and consists of a former Sterling Winthrop facility with a production capacity of 650 cubic meters (over 160,000 gallons). There are three main production buildings at the Dudley site which have a variety of advanced equipment to provide a flexible FDA-inspected, cGMP and ISO 9002 certified manufacturing base. Two of the buildings provide flexible, multi-process facilities (including a segregated bulk pharmaceutical purification suite fitted with reactors, isolation and finishing equipment) capable of performing an extensive range of chemical transformations. The third building is a plant that was dedicated to the manufacture of acetaminophen and will be demolished to allow for future capacity expansion.

   The Annan facility, one of the world's best-equipped cGMP facilities, specializes in the production of bulk pharmaceutical active ingredients. The facility is located on a 154-acre site and was a former Glaxo Wellcome facility. The site encompasses three main production buildings. Two of the production buildings, operated as a unit since 1980 to produce large volumes of an anti-hypertensive drug, have been extensively remodeled since acquired in the fall of 1997 at a cost of $30.0 million to accommodate multiple products. Special features of these buildings include a computerized process control system, a single fluid heat transfer system and a totally enclosed plant with bulk handling systems (for both powders and liquids) to ensure safe processing of chemicals and solvents. The third building, built in 1990 at a cost of $60.0 million, comprises nearly half the site capacity and is available for future contract manufacturing demand.

Manufacturing and Process Development Technology

   We have developed expertise in the large-scale operation of many classical chemical transformation technologies and have the exclusive right to use our proprietary technologies in a defined field on a perpetual basis. Our proprietary technologies consist of proprietary synthesis and separation technologies used in the manufacture of single-isomer products. The cost and time of pharmaceutical product development has become significantly greater for compounds developed as racemic mixtures as compared to single-isomer chemicals, creating a demand for new processes and process technologies that can produce single-isomer drugs quickly, efficiently and economically.

   We have approximately 45 U.S. patents and several patent applications with respect to our proprietary technologies. In addition, we have accumulated experience in the effective management of the risks inherent in handling toxic or hazardous raw materials and products and in carrying out hazardous chemical reactions. Our expertise allows pharmaceutical companies to have complex multi-step procedures carried out at a single site, which increases the ability of such companies to maintain confidentiality, product supervision and management.

   Our proprietary technologies consist of a broad platform of asymmetric synthesis and resolution technologies, which we believe provide multiple manufacturing routes to produce single-isomer chiral pharmaceutical intermediates and active ingredients. We select the most appropriate technology for a particular application based on several factors, including the cost of any required catalyst and the availability and cost of the starting materials. The following table summarizes certain aspects of our proprietary technologies:

                                                                    Method of
       Technology                    Use              Phase        Manufacture
------------------------  ------------------------- ---------- --------------------
Kinetic Resolution......  Catalytic ring opening of Commerical Asymmetric Synthesis epoxides to make chiral
                          epoxides and diols
Asymmetric                Catalytic asymmetric      Commercial Asymmetric Synthesis
 dihydroxylation........  reaction to make chiral
                          diols using Sharpless
                          catalyst
Asymmetric                Catalytic oxidation to    Commercial Asymmetric Synthesis
 expoxidation...........  make chiral epoxides
                          using Jacobsen catalyst
Enzymatic resolution....  Enzymatic                 Commercial Enzymatic Resolution
                          biotransformation
Diastereomeric            Resolution by             Commercial Chemical Resolution
 crystallization........  crystallization
Asymmetric reduction....  Catalytic reduction to    Laboratory Asymmetric Synthesis
                          make chiral alcohols
Metal-Catalyzed Aromatic
 Carbon-Heteroatom        Manufacture of aromatic
 Bonding-Forming          amines, indoles and
 Technologies (ABT).....  diphenyl ethers           Laboratory Aromatic Coupling


Relationship with Glaxo Wellcome

   In the fall of 1997, we purchased Glaxo Wellcome's pharmaceutical production facility located in Annan, Scotland for approximately (Pounds)41.0 million, including payment for certain working capital. We entered into a supply agreement with Glaxo Wellcome to supply certain pharmaceutical intermediates and active ingredients, which we estimate will provide for approximately $450 million in aggregate sales over the life of the contract. In connection with the Glaxo supply agreement, we invested approximately (Pounds)18.0 million to remodel two of the production buildings to accommodate multiple products. Prior to its acquisition by us, the Annan facility was one of only four primary facilities that Glaxo Wellcome operated in the United Kingdom. In connection with the acquisition of the Annan facility, we hired most of the facility staff formerly employed by Glaxo Wellcome.

   The Glaxo supply agreement provides for the purchase by Glaxo Wellcome from us of intermediates and active ingredients for some of Glaxo Wellcome's most important and innovative new drugs. In collaboration with Glaxo Wellcome, we have undertaken to install production capacity for the main products covered by the Glaxo supply agreement in excess of the contracted quantities.

   Under the Glaxo supply agreement, Glaxo Wellcome agreed to purchase a certain amount of products each year from us on a firm commitment basis. If Glaxo Wellcome does not purchase such products from us in the amount of such firm commitment (other than as a result of our default), it will pay to us the Added Value of such products. As defined in the Glaxo supply agreement, "Added Value" means the difference between the price at which we are to sell the product to Glaxo Wellcome and the cost of the raw materials and variable costs directly incurred in the manufacture, packaging and waste disposal processes. The Glaxo supply agreement provides that if any amounts are owed by Glaxo Wellcome under such provision, we will use reasonable endeavors to evaluate in good faith the possibility of manufacturing additional products or volumes for Glaxo Wellcome on the same terms.

   In addition to products to be supplied by us on a firm commitment basis, the Glaxo supply agreement provides that certain products will be purchased by Glaxo Wellcome on an intended purchase basis. In the event that such products cannot be purchased by Glaxo Wellcome in the volumes specified or at all due to lack of regulatory approval or market uncertainties in relation to such products, the Glaxo supply agreement provides that Glaxo Wellcome will use its best endeavors to purchase certain specified replacement products in a volume which will result in the equivalent Added Value to us.

   The Glaxo supply agreement also contains certain profit sharing terms which provide that if orders in excess of volumes of products to be supplied on a firm commitment basis and an intended purchase basis are placed, then any Added Value to which we shall be entitled shall be shared between us and Glaxo Wellcome in accordance with the terms of the agreement.

   We have agreed under the Glaxo supply agreement to have sufficient capacity to manufacture at least 10% in excess of orders placed by Glaxo Wellcome under the terms of the Glaxo supply agreement. The products to be supplied by us under the Glaxo supply agreement may be manufactured at either the Dudley or Annan facilities.

   The initial term of the Glaxo supply agreement is through December 31, 2002, and is automatically renewed for successive periods of twelve months unless terminated by either party at the end of its initial term or at the end of any renewal period by 24 months prior written notice. The Glaxo supply agreement may also be terminated upon the occurrence of an insolvency event by either party, a material breach of the terms of the agreement (subject to certain cure periods), or upon 60 days notice by Glaxo Wellcome if at any time prior to December 31, 2002, there occurs a Change of Control (as such term is defined in the Glaxo supply agreement) of ChiRex (Annan) Limited.

Product Portfolio

 Commercial Products

   We currently manufacture in excess of 50 products on a commercial scale. Approximately 90% of our product portfolio is pharmaceutical products with the remaining 10% consisting of fragrance and flavor, agrichemical and polymer products. Nearly all of the products produced or under development by us are governed by secrecy agreements which contain, among other things, restrictions on the disclosure of the customer, the product and the therapeutic indication. Our customers' pharmaceutical products are used in the treatment of, among others, cancer, cardiovascular disease, AIDS, urinary tract infections and high cholesterol.

 Development Products

   We and our predecessors have over 30 years of experience collaborating with pharmaceutical companies on the process development of new pharmaceutical products. We manufacture development products upon the specific request of a particular customer. Our work in the development stage of our customers' products provides a strong foundation for securing supply arrangements for full-scale manufacturing upon commercialization. Products are no longer considered development products when they are produced by us on a commercial scale.

   We provide development and pilot-scale manufacturing services for our pharmaceutical customers. The following table sets forth 40 products in our development pipeline which we believe have significant revenue potential. Twenty-two of these products are produced at pilot-scale and had revenues associated with them in the year ended December 31, 1998. Twenty-three of these products incorporate chiral technologies, of which 21 use our proprietary technologies. The remaining products are at an earlier stage in the development cycle. We believe that the opening of the CTC will increase the number of products under development.

                            Number
                              of
   Development Phase of    Company
         Drug(a)           Products        Representative Indications
-------------------------- -------- -----------------------------------------
Commercial(b).............    19    AIDS, Hypertension, Central Nervous
                                    System Disorder, Diabetes and Allergies
Phase III.................    7     Cancer, Pancreatitis, Asthma and Migraine
Phase II..................    8     Cancer and Antivirals
Preclinical/Phase
 I/Unknown................    6     Various

(a) Based on customer provided or publicly available information.
(b) These products have either been approved or are being produced on a commercial scale by manufacturers other than us.

                                  MANAGEMENT

Officers and Directors

   The following table sets forth certain information, as of December 31, 1998, with respect to the executive officers, certain key management employees and the Directors of the Company:

Name                      Age Position
----                      --- --------
Michael A. Griffith.....   40 Chairman of the Board and Chief Executive Officer
Ian D. Shott............   41 Chief Operating Officer
Frank J. Wright.........   51 Executive Vice President, Corporate Development
Roger B. Pettman,          43 Vice President, General Manager ChiRex
 Ph.D...................       Technology Center
David F. Raynor.........   54 Vice President, Dudley Operations
Ian M. Brown............   42 Vice President, Annan Operations
Jon E. Tropsa...........   43 Vice President, Finance
Dirk Detert, Ph.D.......   58 Director
Eric N. Jacobsen, Ph.D..   39 Director
W. Dieter Zander........   83 Director

   Michael A. Griffith has served as Chairman of the Board and Chief Executive Officer since September 1, 1998. He served as co-CEO from July 7, 1998, as Chief Financial Officer from April 10, 1996 and as Secretary from September 5, 1996 until September 1, 1998. Mr. Griffith has been a member of the Board of Directors since October 17, 1996. From June 1994 until April 1996, Mr. Griffith was a Director of Credit Suisse First Boston, and from August 1988 until June 1994, he was a Vice President at BT Securities Corporation, a subsidiary of Bankers Trust Company. Mr. Griffith holds a Master of Management in finance, marketing and international economics from the J.L. Kellogg Graduate School of Management at Northwestern University and a Bachelor of Science in Business Administration from the University of Kansas.

   Ian D. Shott has served as the Chief Operating Officer of the Company since September 1, 1998. From 1993 until joining the Company, Mr. Shott served as an executive at Lonza Fine Chemicals, a Swiss-based contract manufacturing firm. At Lonza, he held the positions of General Manager, Exclusive Fine Chemicals and Head of International Supply Chain Management. Previously, he served at ICI and Zeneca Fine Chemicals for 15 years, culminating in the position of Business General Manager. Mr. Shott holds a B.Sc. in Chemical Engineering from the Imperial College in London.

   Frank J. Wright has served as Executive Vice President, Corporate Development since December 17, 1998. Mr. Wright joined the Company as Vice President, Annan Operations in November 1997, following the acquisition of the Annan facility by the Company. During the previous 16 years, Mr. Wright served in senior positions at Glaxo Wellcome in outsourcing and procurement, manufacturing strategy and corporate development. He trained as a mechanical engineer, and studied strategic business and management development, at Liverpool University and London Business School.

   Roger B. Pettman, Ph.D., has served as Vice President, General Manager ChiRex Technology Center since September 1, 1998. From March 1996 to September 1, 1998, he served as Vice President, Sales and Marketing of the Company. From 1992 until March 1996, Dr. Pettman was Vice President, Sales and Marketing of SepraChem Inc. He was United States Business Development Manager for Shell Fine Chemical Co. from 1990 to 1992. He holds a B.Sc. degree and Ph.D. in chemistry from Sheffield University and completed two years postdoctoral study at Stanford University.

   David F. Raynor has served as Vice President, Dudley Operations since March 1996. From 1991 until March 1996, he was Operations Director of Sterling Organics Limited. Mr. Raynor held several senior positions with Sterling Organics Limited since 1975. He holds a degree in chemistry, is a fellow of the Royal Society of Chemistry and obtained a general management qualification from Henley Business School.

   Ian M. Brown has served as Vice President, Annan Operations since September 1998. Mr. Brown joined ChiRex from Glaxo Wellcome following the Company's acquisition of the Annan facility. During his 10 years with Glaxo Wellcome he held a number of senior positions within the manufacturing operations of the Annan facility. He holds a B.Sc. degree in Chemistry from Heriot-Watt University, Edinburgh, is a Member of the Royal Society of Chemistry and has a general management qualification from Henley Business School.

   Jon E. Tropsa has served as Vice President, Finance since September 1, 1998. He served as Corporate Controller from September 15, 1997 to July 16, 1998 and as Vice President and Treasurer from July 16, 1998 to September 1, 1998. From April 1997 through September 1997, Mr. Tropsa was Corporate Controller for Dynacast Inc., in Yorktown Heights, New York and from March 1990 through March 1997 Mr. Tropsa was Corporate Controller of Hargro Associates of Stamford, Connecticut. Mr. Tropsa holds a B.S. in accounting from Babson College and is a Certified Public Accountant.

   Dirk Detert, Ph.D., is a member of the Board of Directors of the Company. Dr. Detert has 27 years of experience in the pharmaceutical industry. Dr. Detert was formerly the General Manager of Wellcome GmbH with responsibility for Central Europe and Germany, as a Managing Director. He is a former Member of the Board of the German Pharmaceutical Association and the German Chemical Association. Dr. Detert holds a Ph.D. in Chemistry from the University of Alberta, Edmonton, Canada and a Bachelor of Science in chemistry from the University of Kiel.

   Eric N. Jacobsen, Ph.D., is a member of the Board of Directors of the Company. Professor Jacobsen is a Professor in the Department of Chemistry and Chemical Biology at Harvard University and a member of the ChiRex Inc. Scientific Advisory Board and, as of October 1, 1998, serves as the Scientific Director of the ChiRex Technology Center on a consultancy basis. He also currently serves as consultant to Merck & Co., Inc. and Versicor, Inc., where he is co-founder and Chairman of the Scientific Advisory Board. Prior to joining the faculty at Harvard, Dr. Jacobsen served from 1988 to 1993 at the University of Illinois at Urbana-Champaign, most recently as Associate Professor. He received his B.S. in Chemistry from New York University, his Ph.D. from the University of California, Berkeley, and has served as a National Institute of Health Postdoctoral Fellow at the Massachusetts Institute of Technology.

   W. Dieter Zander is a member of the Board of Directors of the Company. Mr. Zander was educated in Germany and Switzerland and founded Henley & Co., Inc., a chemical pharmaceutical company with offices in the United States and Canada. In 1980, Henley & Co. was sold to Boehringer Ingelheim GmbH. Mr. Zander later joined Arnhold and S. Bleichroeder, Inc., a privately owned investment bank, where he is currently Managing Director in the International Corporate Finance Department.

                           SCIENTIFIC ADVISORY BOARD

   The Company's Scientific Advisory Board consists of individuals with demonstrated expertise in various fields who advise the Company concerning long-term scientific planning, research and development. Members also evaluate the Company's research programs, recommend personnel to the Company and advise the Company on technological matters. In addition, the Company has established consulting relationships with scientific and chemical experts who advise the Company on a project-specific basis.

   Except for Messrs. Pettman and McKillop, the members of the Scientific Advisory Board are not employed by the Company, and members may have other commitments to or consulting or advisory contracts with their employers or other entities that may conflict or compete with their obligations to the Company. Accordingly, such persons are expected to devote only a small portion of their time to the Company.

   The members of the Company's Scientific Advisory Board are as follows:

   Alexander McKillop, Ph.D.........  Chairman
   Stephen Buchwald, Ph.D...........  Massachusetts Institute of Technology
   Eric N. Jacobsen, Ph.D...........  Harvard University
   J. Bryan Jones, Ph.D.............  University of Toronto
   Roger B. Pettman, Ph.D...........  ChiRex Inc.
   William H. Pirkle, Ph.D..........  University of Illinois
   K. Barry Sharpless, Ph.D.........  Scripps Research Institute

                    CERTAIN UNITED STATES TAX CONSEQUENCES
                         TO NON-UNITED STATES HOLDERS

   A general discussion of certain United States federal income and estate tax consequences of the acquisition, ownership and disposition of Common Stock applicable to Non-U.S. Holders (as defined) of Common Stock is set forth below. In general, a "Non U.S. Holder" is a person other than: (i) a citizen or resident (as defined for United States federal income or estate tax purposes, as the case may be) of the United States; (ii) a corporation or other entity taxable as a corporation organized in or under the laws of the United States or a political subdivision thereof; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if and only if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and
(B) one or more United States trustees have the authority to control all substantial decisions of the trust. The discussion is based on current law and is provided for general information only. The discussion does not address aspects of United States federal taxation other than income and estate taxation and does not address all aspects of federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder and does not address all aspects of United States federal income and estate tax laws that may be relevant to Non-U.S. Holders that may be subject to special treatment under such laws (for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers). This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK.

Dividends

   In general, the gross amount of dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or any lower rate prescribed by an applicable tax treaty) unless the dividends are (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and a Form 4224 is filed with the withholding agent or (ii) if a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder. If either exception applies, the dividend will be taxed at ordinary U.S. federal income tax rates. A Non-U.S. Holder may be required to satisfy certain certification requirements in order to claim the benefit of an applicable treaty rate or otherwise claim a reduction of, or exemption from, the withholding obligation pursuant to the above described rules. In the case of a Non-U.S. Holder that is a corporation, effectively connected income may also be subject to the branch profits tax, except to the extent that an applicable tax treaty provides otherwise.

Sale of Common Stock

   Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of his Common Stock unless: (i) the Company has been, is, or becomes a "U.S. real property holding corporation" for federal income tax purposes and certain other requirements are met; (ii) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States; (iii) the Common Stock is disposed of by an individual Non-U.S. Holder who holds the Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition or (iv) the Non-U.S. Holder is an individual who lost his U.S. citizenship within the last 10 years and such loss had, as one of its principle purposes, the avoidance of taxes, and the gains are considered derived from sources within the United States. The Company believes that it has not been, is not currently and, based upon its current business plans, is not likely to become a U.S. real property holding corporation. Non-U.S. Holders should consult applicable treaties, which may exempt from United States taxation gains realized upon the disposition of Common Stock in certain cases.

Estate Tax

   Common Stock owned or treated as owned by an individual Non-U.S. Holder at the time of his death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable treaty provides otherwise, and may be subject to United States federal estate tax.

Backup Withholding and Information Reporting Requirements

   On October 14, 1997, the IRS issued final regulations relating to withholding, information reporting and backup withholding that unify current certification procedures and forms and clarify reliance standards (the "Final Regulations"). The Final Regulations were intended to be effective with respect to payments made after December 31, 1998. The IRS has, however, recently issued a notice stating that such Final Regulations will not be effective until January 1, 2000.

   Except as provided below, this section describes rules applicable to payments made on or before the Final Regulations take effect. Backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting and backup withholding rules) generally will not apply to (i) dividends paid to Non-U.S. Holders that are subject to the 30% withholding discussed above (or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding) or (ii) dividends paid on the Common Stock to a Non-U.S. Holder at an address outside the United States. The Company will be required to report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the Non-U.S. Holder's country of residence.

   In the case of a Non-U.S. Holder that sells Common Stock to or through a United States office of a broker, the broker must backup withhold at a rate of 31% and report the sale to the IRS, unless the holder certifies its Non-U.S. status under penalties of perjury or otherwise establishes an exemption. In the case of a Non-U.S. Holder that sells Common Stock to or through the foreign office of a United States broker, or a foreign broker with certain types of relationships to the United States, the broker must report the sale to the IRS (but not backup withhold) unless the broker has documentary evidence in its files that the seller is a Non-U.S. Holder or certain other conditions are met, or the holder otherwise establishes an exemption. A Non-U.S. Holder will generally not be subject to information reporting or backup withholding if such Non-U.S. Holder sells the Common Stock to or through a foreign office of a non-United States broker.

   Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder is allowable as a credit against the holder's U.S. federal income tax, which may entitle the Non-U.S. Holder to a refund, provided that the holder furnishes the required information to the IRS. In addition, certain penalties may be imposed by the IRS on a Non-U.S. Holder who is required to supply information but does not do so in the proper manner.

   The Final Regulations eliminate the general current law presumption that dividends paid to an address in a foreign country are paid to a resident of that country. In addition, the Final Regulations impose certain certification and documentation requirements on Non-U.S. Holders claiming the benefit of a reduced withholding rate with respect to dividends under a tax treaty.

   Prospective purchasers of Common Stock are urged to consult their tax advisors as to the application of the current rules regarding backup withholding and information reporting and as to the effect, if any, of the Final Regulations on their acquisition, ownership and disposition of the Common Stock.

                                 UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting agreement dated March , 1999, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, Hambrecht & Quist LLC and Legg Mason Wood Walker, Incorporated, are acting as representatives, the following respective numbers of shares of Common Stock:

                                                                       Number
Underwriter                                                           of Shares
-----------                                                           ---------
Credit Suisse First Boston Corporation...............................
Dain Rauscher Wessels, a division of Dain Rauscher Incorporated......
Hambrecht & Quist LLC................................................
Legg Mason Wood Walker, Incorporated.................................
                                                                      --------
  Total..............................................................
                                                                      ========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Common Stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of Common Stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 375,000 additional shares at the initial public offering price less underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Common Stock.

   The underwriters propose to offer the shares of Common Stock initially at the public offering price on the cover page of this Prospectus Supplement and to selling group members at that price less a concession of $ per share. The
underwriters and selling group members may allow a discount of $   per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we will pay.

                                                             Total
                                                 -----------------------------
                                                    Without          With
                                            Per  Over-allotment Over-allotment
                                           ----- -------------- --------------
Underwriting Discounts and Commissions
paid by us................................ $         $              $
Expenses payable by us.................... $         $              $

   We, and certain of our officers and directors, have agreed that we will not offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of our Common Stock or securities convertible into or exchangeable or exercisable for any of our Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

   Credit Suisse Group, an affiliate of Credit Suisse First Boston Corporation, recently announced an agreement to acquire Warburg Pincus Asset Management, Inc. through Credit Suisse Asset Management Inc. The transaction is expected to close by mid-1999 and is subject to, among other things, the receipt of certain regulatory approvals. Warburg Pincus Asset Management, Inc. owns approximately 7.2% of the Common Stock of ChiRex. Credit Suisse First Boston Corporation disclaims beneficial ownership of the ChiRex securities reported as beneficially owned by Warburg Pincus Asset Management, Inc.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. In "passive" market making, market makers in the Common Stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the Common Stock until the time, if any, at which a stabilizing bid is made. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq National Market, Inc. or otherwise and, if commenced, may be discontinued at any time.

                         NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

Representations of Purchasers

   Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice of British Columbia Residents

   A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   Certain legal matters will be passed upon for the Company by Cravath, Swaine & Moore, New York, New York. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

   The financial statements and schedules incorporated by reference in this Prospectus Supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

PROSPECTUS

                                  ChiRex Inc.

                                DEBT SECURITIES,
                                PREFERRED STOCK,
                               DEPOSITARY SHARES,
                                    WARRANTS
                                AND COMMON STOCK

  From time to time, we may sell any of the following securities:

 . Debt securities which may be

  --senior or subordinated in priority of payment

  --convertible or exchangeable into other of our securities or the securities of another issuer

 . Preferred stock which may be convertible into our common stock or exchangeable for our debt securities

 . Depositary shares which represent a fractional share of our preferred stock

 . Warrants which would allow a buyer to purchase our debt securities, preferred stock or common stock

 . Common stock

  When we decide to sell a particular series of securities, we will prepare a Prospectus Supplement describing such securities offering and the particular terms of the securities. You should read this Prospectus and any Prospectus Supplement carefully.

  Our common stock is listed on the Nasdaq Stock Market's National Market under the trading symbol "CHRX".

  This investment involves risks. See the Risk Factors section beginning on page 1.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this Prospectus or determined if this Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

                               ----------------

             The date of this Prospectus is December 28, 1998.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
About This Prospectus......................................................   i
Where You Can Find More Information........................................  ii
Disclosure Regarding Forward-Looking Statements............................  ii
The Company................................................................   1
Risk Factors...............................................................   1
Use of Proceeds............................................................   7
Earnings to Fixed Charges--Coverage Deficiency.............................   7
Description of Debt Securities.............................................   8
Description of Capital Stock...............................................  20
Description of Depositary Shares...........................................  23
Description of Warrants....................................................  26
Plan of Distribution.......................................................  27
Legal Opinions.............................................................  28
Experts....................................................................  28

  This Prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission (the "SEC") utilizing a "shelf" registration process. Under this shelf process, we may, from time to time over approximately the next two years, sell any combination of the securities described in this Prospectus in one or more offerings up to a total dollar amount of $100,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

  This Prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read both this Prospectus and any Prospectus Supplement together with additional information described under the heading "Where You Can Find More Information About the Company" beginning on page (i) of this Prospectus.

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell notes and making offers to buy notes only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the notes. In this prospectus, the "Company," "we," "us" and "our" refer to CHIREX INC.

CERTAIN PERSONS PARTICIPATING IN THE OFFERING OF THE OFFERED SECURITIES MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES OR ANY SECURITIES THE PRICES OF WHICH MAY BE USED TO DETERMINE PAYMENTS ON THE OFFERED SECURITIES. SPECIFICALLY, THE UNDERWRITERS OR AGENTS SPECIFIED IN THE RELEVANT PROSPECTUS SUPPLEMENT OR PRICING SUPPLEMENT MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR AND PURCHASE THE OFFERED SECURITIES OR ANY SECURITIES THE PRICES OF WHICH MAY BE USED TO DETERMINE PAYMENTS ON THE OFFERED SECURITIES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION" IN THIS PROSPECTUS AND "PLAN OF DISTRIBUTION" OR "UNDERWRITING" IN THE RELEVANT PROSPECTUS SUPPLEMENT.

                            Where You Can Find More
                         Information About the Company

  We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

  The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is completed:

  (1) Annual Reports on Form 10-K for the year ended December 31, 1997 and Form 10K/A for the year ended December 31, 1997;

  (2) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998; and

  (3) Current Reports on Form 8-K filed on July 7, 1998 and September 1,
  1998.

  You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

                       Beth P. Hecht
                       Vice President, Secretary and General Counsel
                       ChiRex Inc.
                       300 Atlantic Street, Suite 402
                       Stamford, Connecticut 06901
                       (203) 351-2300

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's control. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intent," "estimate" and similar expressions.

  Actual results could differ materially from those contemplated by these forward-looking statements as a result of factors ("Cautionary Statements") such as product development and market acceptance risks, product manufacturing risks, the impact of competitive products and pricing, the results of current and future licensing and other collaborative relationships, the results of financing efforts, developments regarding intellectual property rights and litigation, risks of product non-approval or delays or post-approval reviews by the U.S. Food and Drug Administration ("FDA") or foreign regulatory authorities and those described under "Risk Factors."

  In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this Prospectus will in fact transpire. Potential investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by the Cautionary Statements.

                                  THE COMPANY

  ChiRex Inc. serves the outsourcing needs of some of the largest pharmaceutical and life science companies in the world by providing pharmaceutical fine chemical manufacturing and process development services and offering its customers access to the Company's extensive portfolio of proprietary technologies (the "ChiRex Technologies"). The Company's contract manufacturing services developed over the past thirty years, include process research and development, hazard evaluation, clinical quantity production and pilot-scale and commercial-scale manufacturing at its world-class, current Good Manufacturing Practices facilities in Dudley, England (the "Dudley Facility") and Annan, Scotland (the "Annan Facility"). The Company's customers include Glaxo Wellcome plc, Sanofi S.A., Pfizer Inc., Pharmacia & Upjohn Inc., Bristol Myers-Squibb, Eli Lilly and Company, Astra, Rohm and Haas Company and SmithKline Beecham plc.

  As drug companies have focused their resources on the discovery and development of new drugs that often require complex syntheses, they have increasingly sought to outsource their process development and manufacturing requirements to contract manufacturing organizations, such as ChiRex. The Company believes that the recent trend of pharmaceutical and life science companies to increase outsourcing of drug development and manufacturing activities will continue as a result of: (i) cost containment pressures; (ii) the need to reduce drug development time; (iii) the use of increasingly complex chemical syntheses; and (iv) the growth of the biotechnology segment of the industry.

  One of the Company's most important and long-standing relationships is with Glaxo Wellcome. In the fall of 1997, the Company enhanced this relationship by purchasing the Annan Facility from Glaxo Wellcome and entering into a five-year supply agreement (the "Glaxo Supply Agreement"). Pursuant to the Glaxo Supply Agreement, the Company, through both of its manufacturing facilities, will supply Glaxo Wellcome with certain pharmaceutical intermediates and active ingredients for some of its important new drugs. Since the acquisition of the Annan Facility, the Company has been redesigning, reconfiguring and upgrading the Annan Facility (the "Annan Renovation") to manufacture certain of the products to be supplied under the Glaxo Supply Agreement and to increase the general flexibility of the Annan Facility for other products.

  The Company's principal executive offices are located at 300 Atlantic Street, Suite 402, Stamford, Connecticut 06901, and its telephone number at those offices is 203-351-2300.

                                 RISK FACTORS

Holding Company Structure; Structural Subordination

  We are a holding company whose only asset, excluding certain trademarks, is our investment in our subsidiaries. We conduct no business or operations and we are completely dependent on the earnings of our subsidiaries to pay debt obligations. Our subsidiaries do not have to make funds available to us, whether in the form of loans, dividends or otherwise.

  None of our English subsidiaries may pay us dividends unless such payments are made out of profits available for distribution. Such profits consist of accumulated, realized profits not previously written off in a reduction or reorganization of capital.

Product Development Risks; Dependence on Others

  Part of our business strategy involves collaborating with our customers in the early stage of product development. This enables us to establish long-term relationships for the manufacture of these products upon their commercialization. We currently collaborate with customers on a substantial number of development products, the majority of which are currently in clinical trials. Our success depends in large part on the following factors:

  . the commercial viability of new pharmaceutical and life science products being developed by our customers

  . our customers' willingness to attempt to commercialize such products

  . the ability of our pharmaceutical and life science customers to conduct clinical trials, obtain required regulatory approvals and successfully market such products

  In particular, the marketing and sale of pharmaceutical products in the United States will require FDA approvals and will require similar approvals in foreign countries. To obtain such approvals, the safety and efficacy of these products must be demonstrated through human clinical trials which, if permitted, can take several years. We cannot assure you that any of these products will be safe or efficacious. Each stage in the development of these products can require substantial investment and take a long time without any assurance as to the commercial viability of these products, the absence of competing drugs or alternative therapies. We cannot assure you that our product development efforts will be successful, that required regulatory approvals can be obtained on a timely basis, if at all, that products can be manufactured at an acceptable cost and with appropriate quality, that any products, if approved, can be successfully marketed or that our customers will commercialize such products.

Dependence on Key Customers and Products

  Our largest customers account for a significant percentage of our revenues. In 1997, our largest customers accounted for approximately 76% of total revenues. Sanofi, Glaxo Wellcome, Rohm and Haas and SmithKline Beecham accounted for approximately 36%, 17%, 13% and 10% of our revenues, respectively. In addition, our top ten revenue generating products accounted for 74% of 1997 revenues. We will continue to rely on a limited number of customers, particularly Glaxo Wellcome, as well as a limited number of products for a great deal of our revenues. The loss of any customer, or a material amount of sales to any customer, could have a material adverse effect on our business and results of operations. Our customers may also be susceptible to adverse effects on their own businesses due to changes in government regulation, including those regarding health care reform.

Risks Associated With the Annan Renovation

  We acquired the Annan Facility in the fall of 1997. Since then, we have been redesigning, reconfiguring and upgrading the facility to:

  . manufacture the products we will supply under the Glaxo Supply Agreement

  . increase the general flexibility of the Annan Facility to manufacture other products.

  We will be subject to all of the risks inherent in renovating a complex, FDA and European Community-approved production facility. The commercial success of the Annan Facility depends upon, among other things, its successful renovation and operation at projected capacity. We cannot assure you that we will be able to complete the Annan Renovation on time or on budget or to operate the facility at its anticipated capacity.

  We believe that any difficulties we experience will be typical of those encountered when renovating such a facility. However, we cannot assure you that we will not experience operational difficulties upon completion of the Annan Renovation, or that we will ultimately achieve or be able to sustain optimal production at the facility. Moreover, even after the facility is fully operational, we may experience difficulties in validating the products we intend to manufacture at the Annan Facility. Any significant delay in completing the Annan Renovation, starting up full-scale production of scheduled intermediates or validating the products scheduled to be manufactured there could have a material adverse affect on us and our relationship with Glaxo Wellcome.

Relationship with Glaxo Wellcome

  In the fall of 1997, we entered into the Glaxo Supply Agreement. While sales to Glaxo Wellcome already accounted for approximately 17% of our revenues during 1997, we expect that over the next five years, an even higher percentage of our total revenues will come from our sales to Glaxo Wellcome under the Glaxo Supply

Agreement. In addition, the Glaxo Supply Agreement contains certain profit sharing provisions in the event that we supply greater volumes of products than anticipated in the Glaxo Supply Agreement. Moreover, while the Glaxo Supply Agreement contains certain provisions for renewal, we cannot assure you that the contract will be renewed.

  To meet expected demand under the Glaxo Supply Agreement, we are investing approximately $39 million in capital expenditures for significant plant modifications and expansion at our Dudley and Annan facilities. We anticipate that the Annan Renovation will be completed in stages during the fourth quarter of 1998 and the first quarter of 1999. The Annan Facility will be fully operational during the first quarter of 1999.

  During the second quarter of 1998, we experienced production difficulties at our Dudley Facility in connection with one of the products being supplied to Glaxo Wellcome. We had to significantly reduce production of this product until we identified the cause of the problem and satisfactorily resolved these difficulties. We resumed full-scale production in July 1998.

Risks Associated With Operating Facilities

  Many factors, such as production disruptions, industrial accidents, environmental hazards, technical difficulties or equipment failures, labor disputes, late delivery of supplies, and periodic or extended interruptions due to inclement or hazardous weather conditions, fires, explosions or other accidents or acts of force majeure, could cause serious operational problems at the Annan and Dudley Facilities. These events could damage or destroy the Annan and/or Dudley Facilities, cause personal injury, environmental damage, delays in productions, or result in financial losses and legal liability. Any prolonged downtime or shutdowns of the Annan and/or Dudley Facilities could have a material adverse effect on our business, results of operations, financial conditions or prospects.

Competition; Rapid Technological Change

  We operate in an extremely competitive environment. Many of our competitors are major chemical and pharmaceutical companies, including a number of our own customers, that have much greater financial resources, technical skills and marketing experience than we do. Our competitive market is characterized by extensive research efforts and rapid technological progress. We expect new developments to continue, and we cannot assure you that discoveries by our competitors will not render our research and development, our technologies or our potential products obsolete or noncompetitive. Competition may grow more intense as industry-wide technological progress accelerates and more money is invested in these fields.

  Competition in our market is based upon reputation, service, manufacturing capability and expertise, price and reliability of supply. We cannot assure you that we will be successful in obtaining customer contracts on commercially favorable terms, if at all. Furthermore, our success depends to a significant extent on our ability to provide manufacturing services to potential customers at an early stage of product development. We cannot assure you that we will be successful in such efforts. In addition, we may not be able to attract and retain experienced management and technical personnel.

Environmental Risks; Hazardous Materials

  Our manufacturing and research and development processes involve the controlled use of hazardous materials. We are subject to laws and regulations in the United Kingdom governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. In the event of contamination or injury from hazardous materials, we could be held liable for any damages that result. Our liability for these damages could exceed our resources. In addition, we may have to incur significant costs to comply with environmental laws and regulations in the future. Any environmental regulatory action taken by U.K. environmental authorities causing the temporary cessation of production operations at the Dudley or Annan facilities could have a material adverse effect on our results of operations. Maintaining our permitted effluent discharge limits and implementing air emission improvement programs acceptable to the regulatory authorities may also prove costly. These programs may require significant ongoing capital expenditures in an amount greater than we currently anticipate, which could have a material adverse effect on our results of operations.

Comprehensive Governmental Regulation

  Our operations, as well as those of our customers, are subject to extensive regulation by numerous governmental authorities in the United States, the United Kingdom and other countries. In particular, we are required to adhere to applicable FDA regulations for cGMP, including extensive record keeping and reporting and periodic inspections of our manufacturing facilities. Similar requirements are imposed by governmental agencies in other countries. The concept of cGMP encompasses all aspects of the production process and involves changing and evolving standards. Consequently, continuing compliance with cGMP is a particularly difficult part of regulatory compliance. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing emissions control, laboratory procedures and the handling of hazardous materials. Any violation of, and cost of compliance with, these laws and regulations could adversely affect our operations.

  Governmental laws and regulations, including environmental laws and regulations, require us to obtain permits from appropriate regulatory agencies to continue to operate our manufacturing facilities. These permits generally require periodic renewal or review of their conditions, and public comment may be solicited in the permitting process. We cannot assure you that we will be able to obtain all necessary permits or renew all existing permits, or that material changes in permit conditions will not be imposed or that material public opposition will not surface. Failure to obtain or renew certain permits could result in the shutdown of our facilities or the imposition of significant fines, each of which would have a material adverse effect on our business and results of operations.

Patent and License Uncertainties

  Our proprietary rights with respect to our products and processes are generally protected only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. We currently have the perpetual, exclusive and royalty-free right and license to use and practice the ChiRex Technologies on a worldwide basis in a defined field. Our principal patents expire at various times beginning in 2005. Some of our technology remains uncovered by any patent or patent application. In addition, we have ongoing research efforts and expect to seek additional patents in the future covering patentable results of such research. We cannot assure you that any pending patent applications we file will result in patents being issued, or that any patents or licenses:

  . will protect us against competitors with similar technologies

  . will not be infringed upon or designed around by others

  . will not be challenged by others and held to be invalid or unenforceable

  In the absence of patent protection, our business may be adversely affected by competitors who independently develop substantially equivalent technology.

  There may be third-party patents relating to technology we use. We may need to acquire licenses to, or to contest the validity of, any such patents. Defending any claim that we are infringing a third-party patent would most likely prove costly, and any such claim could adversely affect us until the claim is resolved. Furthermore, any such dispute could result in a rejection of our patent applications or the invalidation of our patents. We cannot assure you that we could obtain any licenses required under such patents on acceptable terms or that we would prevail in any litigation involving such patents. Any of the foregoing negative results could have a material adverse effect on us and our results of operations.

  We use our own proprietary technology, including technology that may not be patented or patentable. We seek to protect our proprietary technology through, among other things, confidentiality agreements and, if applicable, inventors' rights agreements with our collaborators, advisors, employees and consultants. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise be disclosed to, or discovered by, our competitors. In addition, we cannot assure you that these collaborators, advisors, employees and consultants will not claim rights to intellectual property arising out of their research.

Product Liability Risks; Lack of Insurance

  Our business exposes us to product liability risks inherent in the testing, manufacturing and marketing of pharmaceuticals and life science products. We have limited product liability insurance coverage, and we cannot assure you that we will be able to obtain further product liability insurance on acceptable terms or that our current or future insurance will provide adequate coverage against any or all potential claims. In addition, we have no clinical trial liability insurance.

Significant Risks Relating to International Operations; Currency Fluctuations; Introduction of the Euro

  Substantially all of our operations are conducted outside the United States. Upon completion of the Annan Renovation, we will operate two manufacturing facilities in the United Kingdom, where substantially all of our employees are located. For 1995, 1996, 1997 and the six months ended June 30, 1998, net sales of our products outside the United States totaled approximately $85 million (on a pro forma basis), $82 million (on a pro forma basis), $89 million and $49 million, representing 96% (on a pro forma basis), 92% (on a pro forma basis), 94% and 94%, respectively, of our net sales for those periods. As a result of our international operations, we are subject to risks associated with operating in foreign countries, including devaluations and fluctuations in currency exchange rates, imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, trade barriers, political risks and imposition or increase of investment and other restrictions by foreign governments. Because substantially all of our revenues and expenses are denominated in Pounds Sterling, our revenues, cash flows and earnings are directly and materially affected by fluctuations in the exchange rate between the Pound Sterling and the U.S. Dollar. We cannot assure you that these risks will not have a material adverse effect on our business and operating results.

  The treaty on the European Union (the "Treaty") provides, among other things, that on or before January 1, 1999, and subject to the fulfilment of certain conditions, the "Euro" will replace some of the currencies of the member states of the European Union (the "EU"), including countries in which we market our products. We cannot assure you that the introduction of the Euro will not increase the volatility of Pounds Sterling exchange rates or result in the future appreciation of Pounds Sterling, which could, in either case, adversely affect our results of operations. The United Kingdom government has stated that it will not participate in the European monetary union at its commencement, although it is possible that under certain circumstances it may participate at a later date. If the United Kingdom were to participate in the European monetary union, the Pound Sterling will be replaced by the Euro.

Fluctuations in Quarterly Results of Operations

  Our quarterly operating results may vary significantly, depending on factors such as the timing of substantial orders and new product introductions by us or our competitors. Accordingly, results of operations for any quarter are not necessarily indicative of the results of operations for a full year or otherwise. We cannot assure you that we will be able to achieve or maintain profitability on an annual or quarterly basis.

Management Changes

  Since our initial public offering on March 5, 1996, we have had significant changes in our senior management. On July 7, 1998, Mr. Alan R. Clark, Chairman of the Board and Chief Executive Officer, retired from the Company and resigned from the Board of Directors, and a number of other senior management changes were made. On September 1, 1998, the Board of Directors appointed Mr. Michael
A. Griffith, formerly the Chief Financial Officer of the Company, as Chairman of the Board and Chief Executive Officer, and Mr. Frank J. Wright, formerly Vice President, Annan Operations, as Executive Vice President. In addition, on September 1, 1998, the Company hired a new Chief Operating Officer, Mr. Ian Shott. The new senior management team has only recently been established. We cannot assure you that further changes will not be implemented or that the recent changes in personnel will not have an adverse effect on our operations.

Year 2000 Issue

  We have worked internally to identify and resolve any "year 2000" compliance issues. We have also engaged external resources, including hiring an independent consulting firm. We intend to purchase necessary computer software and upgrades to become year 2000 compliant. We are implementing a year 2000 compliant management information system at our Annan Facility.

  To ensure year 2000 compliance, we will develop comprehensive testing procedures once necessary software and equipment have been installed. We are implementing a year 2000 compliant management information system at our Annan facility in connection with our business plans for this location. We plan to implement these systems at our other locations, including the Dudley Facility, in 1999. We expect to spend approximately $3.0 million on year 2000 compliant systems and equipment, and will expense these costs in accordance with current accounting guidance.

  We believe that the systems at two of the three production facilities at Annan are year 2000 compliant. At present, we do not utilize the third production facility at Annan. If we do begin operations at this third facility, we expect to spend approximately $1.0 million upgrading the facility's computer systems and applications. We will expense these costs in accordance with current accounting guidance.

  We have contingency plans in place for all our major computer systems and applications. These plans include manual capability of certain business areas, if necessary, and the controlled shutdown and start-up of the manufacturing plant for a minimum period of days during the date change. The approach, methodology, plan and contingencies for our internal processes have been reviewed by our independent computer consultant and are subject to further development and testing. Our contingency plans for external factors, such as supply of raw materials, access to funds and potential utility disruption, are at a preliminary stage and require further development.

  However, we cannot assure you that all year 2000 compliance issues will be resolved without any future disruption or that we will not incur significant additional expense. In addition, if some of our major suppliers and customers fail to address their own year 2000 compliance issues, their non-compliance could have a material adverse effect on us and our operations.

Risks Related to Enforceability of Civil Liabilities

  We are a Delaware corporation. Although investors will be able to effect service of process in the United States upon the Company, we are a holding company and our principal assets are the stock of our subsidiaries. In addition, virtually all of our tangible assets are owned by our subsidiaries incorporated in, and physically located in, the United Kingdom. As a result, it may not be possible for investors to enforce judgments of United States courts upon the civil liability provisions of United States laws against our subsidiaries and substantially all of our assets. Moreover, we have been advised by our legal counsel in the United Kingdom, Dibb Lupton Alsop, that there is doubt as to the enforceability in the United Kingdom of original actions or, in actions for enforcement of judgments of the United States courts, of civil liabilities based upon United States federal securities laws.

                                USE OF PROCEEDS

  Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used for general corporate purposes, which may include repayment of indebtedness, acquisitions, additions to working capital, capital expenditures and repurchases and redemption of securities.

                EARNINGS TO FIXED CHARGES--COVERAGE DEFICIENCY

  The following table sets forth the Company's consolidated earnings to fixed charges--coverage deficiency for each of the years ended December 31, 1993, 1994, 1995, 1996, 1997 and the nine months ended September 30, 1998.

                                  Year Ended December 31,       Nine Months
                                ----------------------------       Ended
                                1993 1994 1995  1996   1997  September 30, 1998
                                ---- ---- ---- ------ ------ ------------------
Earnings to fixed charges--
 coverage deficiency........... N/A  N/A  N/A  $6,442 $1,135       $2,731

  For purposes of calculating the amount of the earnings to fixed charges-- coverage deficiency (the difference between earnings and the amount of the fixed charges), earnings represent losses before income taxes and fixed charges, excluding capitalized interest. Fixed charges consist of the total of
(i) interest, whether capitalized or expensed and (ii) amortization of deferred debt costs.

                        DESCRIPTION OF DEBT SECURITIES

  The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the following description.

  The Debt Securities will be general obligations of the Company and may be subordinated to "Senior Indebtedness" (as defined below) of the Company to the extent set forth in the Prospectus Supplement relating thereto. See "Description of Debt Securities--Subordination" below. Debt Securities will be issued under an indenture (the "Indenture") between the Company and one or more commercial banks to be selected as trustees (collectively, the "Trustee"). A copy of the form of Indenture has been filed as an exhibit to the Registration Statement filed with the SEC. The following discussion of certain provisions of the Indenture is a summary only and does not purport to be a complete description of the terms and provisions of the Indenture. Accordingly, the following discussion is qualified in its entirety by reference to the provisions of the Indenture, including the definition therein of terms used below.

General

  The Indenture does not limit the aggregate principal amount of Debt Securities that can be issued thereunder. The Debt Securities may be issued in one or more series as may be authorized from time to time by the Company. Reference is made to the applicable Prospectus Supplement for the following terms of the Debt Securities of the series with respect to which such Prospectus Supplement is being delivered:

    (a) the title of the Debt Securities of the series;

    (b) any limit on the aggregate principal amount of the Debt Securities of the series that may be authenticated and delivered under the Indenture;

    (c) the date or dates on which the principal and premium with respect to the Debt Securities of the series are payable;

    (d) the rate or rates (which may be fixed or variable) at which the Debt Securities of the series shall bear interest (if any) or the method of determining such rate or rates, the date or dates from which such interest shall accrue, the interest payment dates on which such interest shall be payable or the method by which such dates will be determined, the record dates for the determination of holders thereof to whom such interest is payable (in the case of Registered Securities (as defined below)), and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

    (e) the place or places, if any, in addition to or instead of the corporate trust office of the Trustee (in the case of Registered Securities) or the principal London office of the Trustee (in the case of Bearer Securities), where the principal, premium, and interest with respect to Debt Securities of the series shall be payable;

    (f) the price or prices at which, the period or periods within which, and the terms and conditions upon which Debt Securities of the series may be redeemed, in whole or in part, at the option of the Company or otherwise;

    (g) whether Debt Securities of the series are to be issued as Registered Securities or Bearer Securities (as defined below) or both and, if Bearer Securities are to be issued, whether coupons will be attached thereto, whether Bearer Securities of the series may be exchanged for Registered Securities of the series, and the circumstances under which and the places at which any such exchanges, if permitted, may be made;

    (h) if any Debt Securities of the series are to be issued as Bearer Securities or as one or more Global Securities (as defined below) representing individual Bearer Securities of the series, whether certain provisions for the payment of additional interest or tax redemptions shall apply; whether interest with respect to any portion of a temporary Bearer Security of the series payable with respect to any interest payment date prior to the exchange of such temporary Bearer Security for definitive Bearer Securities of the series shall be paid to any clearing organization with respect to the portion of such temporary Bearer Security held for its account and, in such event, the terms and conditions (including any certification requirements) upon which any such interest payment received by a clearing organization will be credited to the persons entitled to interest payable on such interest payment date; and the terms upon which a temporary Bearer Security may be exchanged for one or more definitive Bearer Securities of the series;

    (i) the obligation, if any, of the Company to redeem, purchase, or repay Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, and the terms and conditions upon which Debt Securities of the series shall be redeemed, purchased, or repaid, in whole or in part, pursuant to such obligations;

    (j) the terms, if any, upon which the Debt Securities of the series may be convertible into or exchanged for Common Stock, Preferred Stock (which may be represented by Depositary Shares), other Debt Securities or warrants for Common Stock, Preferred Stock, indebtedness or other securities of any kind of the Company or any other issuer or obligor and the terms and conditions upon which such conversion or exchange shall be effected, including the initial conversion or exchange price or rate, the conversion or exchange period and any other additional provisions;

    (k) if other than denominations of $1,000 or any integral multiple thereof, the denominations in which Debt Securities of the series shall be issuable;

    (l) if the amount of principal, premium or interest with respect to the Debt Securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;

    (m) if the principal amount payable at the stated maturity of Debt Securities of the series will not be determinable as of any one or more dates prior to such stated maturity, the amount that will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined), and if necessary, the manner of determining the equivalent thereof in United States currency;

    (n) any changes or additions to the provisions of the Indenture dealing with defeasance;

    (o) any provision for the Offered Securities to be denominated, and payments thereon to be made, in currencies other than the U.S. dollar (including the Euro) or in units based on or relating to such other currencies (including ECUs);

    (p) if other than such coin or currency of the United States as at the time of payment is legal tender for payment of public and private debts, the coin or currency or currencies or units of two or more currencies in which payment of the principal, premium, and interest with respect to Debt Securities of the series shall be payable;

    (q) if other than the principal amount thereof, the portion of the principal amount of Debt Securities of the series that shall be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy;

    (r) the terms, if any, of the transfer, mortgage, pledge or assignment as security for the Debt Securities of the series of any properties, assets, moneys, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act") are applicable and any corresponding changes to provisions of the Indenture as then in effect;

    (s) any addition to or change in the Events of Default (as defined below) with respect to the Debt Securities of the series and any change in the right of the Trustee or the holders to declare the principal, premium and interest with respect to such Debt Securities due and payable;

    (t) if the Debt Securities of the series shall be issued in whole or in part in the form of a Global Security, the terms and conditions, if any, upon which such Global Security may be exchanged in whole or in part for other individual Debt Securities in definitive registered form, the Depositary (as defined in the applicable Prospectus Supplement) for such Global Security and the form of any legend or legends to be borne by any such Global Security in addition to or in lieu of the legend referred to in the Indenture;

    (u) any Trustee, authenticating or paying agents, transfer agents or registrars;

    (v) the applicability of, and any addition to or change in, the covenants and definitions then set forth in the Indenture or in the terms then set forth in the Indenture relating to permitted consolidations, mergers, or sales of assets;

    (w) the terms, if any, of any guarantee of the payment of principal, premium, and interest with respect to Debt Securities of the series and any corresponding changes to the provisions of the Indenture as then in effect;

    (x) the subordination, if any, of the Debt Securities of the series pursuant to the Indenture and any changes or additions to the provisions of the Indenture relating to subordination;

    (y) with regard to Debt Securities of the series that do not bear interest, the dates for certain required reports to the Trustee; and

    (z) any other terms of the Debt Securities of the series (which terms shall not be prohibited by the provisions of the Indenture).

  The Prospectus Supplement will also describe any material United States federal income tax consequences or other special considerations applicable to the series of Debt Securities to which such Prospectus Supplement relates, including those applicable to (a) Bearer Securities, (b) Debt Securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula (including changes in prices of particular securities, currencies or commodities), (c) Debt Securities with respect to which principal, premium or interest is payable in a foreign or composite currency, (d) Debt Securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates ("Original Issue Discount Debt Securities") and (e) variable rate Debt Securities that are exchangeable for fixed rate Debt Securities.

  Unless otherwise provided in the applicable Prospectus Supplement, Registered Securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States or at the office of the Trustee or the Trustee's agent in the Borough of Manhattan, the City and State of New York, at which its corporate agency business is conducted, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any tax or governmental charge payable in connection therewith. Bearer Securities will be transferable only by delivery. Provisions with respect to the exchange of Bearer Securities will be described in the Prospectus Supplement relating to such Bearer Securities.

  All funds paid by the Company to a paying agent for the payment of principal, premium or interest with respect to any Debt Securities that remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company, and the holders of such Debt Securities or any coupons appertaining thereto will thereafter look only to the Company for payment thereof.

Global Securities

  The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities. A Global Security is a Debt Security that represents, and is denominated in an amount equal to the aggregate principal amount of, all outstanding Debt Securities of a series, or any portion thereof, in either case having the same terms, including the same original issue date, date or dates on which principal and interest are due, and interest rate or method of determining interest. A Global Security will be deposited with, or on behalf of, a Depositary, which will be identified in the Prospectus Supplement relating to such Debt Securities. Global Securities may be issued in either registered or bearer form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or another nominee of the Depositary, or by the Depositary or any nominee of the Depositary to a successor Depositary or any nominee of such successor.

  The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such Debt Securities. The Company anticipates that the following provisions will generally apply to depositary arrangements.

  Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with the Depositary ("participants"). Such accounts shall be designated by the dealers or underwriters with respect to such Debt Securities or, if such Debt Securities are offered and sold directly by the Company or through one or more agents, by the Company or such agents. Ownership of beneficial interests in a Global Security will be limited to participants or persons that hold beneficial interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to interests of participants) or records maintained by participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limitations and laws may impair the ability to transfer beneficial interests in a Global Security.

  So long as the Depositary for a Global Security, or its nominee, is the registered owner or holder of such Global Security, such Depositary or nominee, as the case may be, will be considered the sole owner or holder of the individual Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any of such Debt Securities in definitive form, and will not be considered the owners or holders thereof under the Indenture.

  Subject to the restrictions applicable to Bearer Securities described in an applicable Prospectus Supplement (see Limitations on Issuance of Bearer Securities" below), payments of principal, premium, and interest with respect to individual Debt Securities represented by a Global Security will be made to the Depositary or its nominee, as the case may be, as the registered owner or holder of such Global Security. Neither the Company, the Trustee, any paying agent or registrar for such Debt Securities or any agent of the Company or the Trustee will have any responsibility or liability for (a) any aspect of the records relating to or payments made by the Depositary, its nominee or any participants on account of beneficial interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests, (b) the payment to the owners of beneficial interests in the Global Security of amounts paid to the Depositary or its nominee or (c) any other matter relating to the actions and practices of the Depositary, its nominee or its participants. Neither the Company, the Trustee, any paying agent or registrar for such Debt Securities or any agent of the Company or the Trustee will be liable for any delay by the Depositary, its nominee or any of its participants in identifying the owners of beneficial interests in the Global Security, and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Depositary or its nominee for all purposes.

  The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest with respect to a definitive Global Security representing any of such Debt Securities, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security, as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers and registered in "street name." Such payments will be the responsibility of such participants. Receipt by owners of beneficial interests in a temporary Global Security of payments of principal, premium or interest with respect thereto will be subject to the restrictions described in an applicable Prospectus Supplement (see "Limitation on Issuance of Bearer Securities" below).

  If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary, the Company shall appoint a successor depositary. If a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine to no longer have Debt Securities of a series represented by a Global Security and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. Furthermore, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee, and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (if the Debt Securities are issuable as Registered Securities). Individual Debt Securities of such series so issued will be issued (a) as Registered Securities in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof if the Debt Securities are issuable as Registered Securities, (b) as Bearer Securities in the denomination or denominations specified by the Company if the Debt Securities are issuable as Bearer Securities or (c) as either Registered Securities or Bearer Securities as described above if the Debt Securities are issuable in either form.

Limitations on Issuance of Bearer Securities

  The Debt Securities of a series may be issued as Registered Securities (which will be registered as to principal and interest in the register maintained by the registrar for such Debt Securities) or Bearer Securities (which will be transferable only be delivery). If such Debt Securities are issuable as Bearer Securities, the applicable Prospectus Supplement will describe certain special limitations and considerations that will apply to such Debt Securities.

Certain Covenants

  Limitation on Secured Debt. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, become liable for any indebtedness for borrowed money secured by a mortgage or lien on a Principal Property or on any shares of stock or indebtedness of any Restricted Subsidiary ("Secured Debt") or secure the same without making effective provision for securing the payment of the principal of and interest on the Debt Securities (and, if the company so elects, any indebtedness ranking equally with the Debt Securities) equally and ratably with or prior to such secured indebtedness. This covenant will not apply to debt secured by (a) mortgages or liens on property, capital stock or indebtedness of any corporation existing at the time it becomes a subsidiary, (b) mortgages existing on property at the time of acquisition, purchase money mortgages and mortgages to secure indebtedness incurred within 180 days after the time of acquisition thereof to finance the purchase price, (c) mortgages or liens on unimproved property to finance the cost of improvements to such property, (d) mortgages or liens securing indebtedness owed by a Subsidiary (as defined in the Indenture) to the Company or a wholly owned Restricted Subsidiary, (e) certain mortgages in favor of governmental entities including mortgages in connection with industrial revenue financing or (f) extensions, renewals or replacements of any of the foregoing. Notwithstanding this covenant, the Company and its Restricted Subsidiaries may incur or guarantee any Secured Debt, provided that after giving effect thereto the aggregate amount of such debt then outstanding (not including Secured Debt permitted under the foregoing exceptions) and the aggregate "value" of Sale and Leaseback Transactions (as defined below) other than Sale and Leaseback Transactions permitted under clauses (a) through (d) and (f) in the following paragraph, at such time does not exceed 10% of Consolidated Net Tangible Assets (as defined below).

  Limitation on Sales and Leasebacks. The Indenture provides that sales and leasebacks of a Principal Property (as defined below) by the Company or a Restricted Subsidiary (except those for a temporary period of not more than three years and those from the Company or a wholly owned Restricted Subsidiary) will be prohibited unless (a) the transaction is entered into to finance the cost of acquiring such property or within 180 days after such acquisition, (b) the transaction is entered into finance the cost of improvements to such unimproved property, (c) the transaction is one of certain types in which the lessor is a governmental entity, (d) the transaction involves the extension, renewal or replacement of the transactions referred to in clauses (a) through (c) above, (e) the property involved is property that could be mortgaged without equally and ratably securing the Debt Securities under the last sentence of the preceding paragraph or (f) an amount equal to the proceeds of sale or the fair value of the property sold (whichever is higher) is applied to the retirement of funded debt of the Company.

  A Prospectus Supplement may provide that additional covenants will be applicable to the Company with respect to the Debt Securities of a series. In addition, a Prospectus Supplement may provide that a series of Debt Securities will not have the benefit of the covenants described above.

  Definitions. For purposes of the events described above under Certain Covenants" the following definitions and conventions will apply.

  The term "Restricted Subsidiary" means (a) any Subsidiary other than (1) a Subsidiary the primary business of which consists of one or more of the following: (i) purchasing amounts receivable, (ii) making loans secured by accounts receivable or inventories or otherwise providing credit, (iii) making investment in real estate or providing services directly related thereto or otherwise engaging in the business of a finance or real estate investment company, or (iv) leasing equipment, machinery, vehicles, rolling stock and other articles of use of the business of the Company, or (2) certain named Subsidiaries; and (b) any Subsidiary described in Clauses (1) or (2) of paragraph (a) above which at the time of determination shall be a Restricted Subsidiary pursuant to designation by the Board of Directors hereinafter provided for.

  The Company may by board resolution designate any Unrestricted Subsidiary (defined as a Subsidiary that is not a Restricted Subsidiary) to be a Restricted Subsidiary. The Company may by board resolution designate a newly acquired or formed Subsidiary to be an Unrestricted Subsidiary, provided such designation takes place not later than 90 days after such acquisition or formation.

  The term "Principal Property" will mean any manufacturing or research property, plant or facility of the Company or any Restricted Subsidiary except any property that the Board of Directors by resolution declares is not of material importance to the total business conducted by the Company and its Restricted Subsidiaries as an entirety. The term "Consolidated Net Tangible Assets" will mean at any date the total amount of assets that under generally accepted accounting principles would be included on a consolidated balance sheet of the Company and its Restricted Subsidiaries as of such date, less the sum of the following items, which would then also be so included in accordance with generally accepted accounting principles: (a) related depreciation, amortization and other valuation reserves, (b) certain investments, less applicable reserves in Unrestricted Subsidiaries, (c) all treasury stock, goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles and (d) all liabilities and liability in terms of the Company and its Restricted Subsidiaries (including minority interests in Restricted Subsidiaries held by persons other than the Company or wholly owned Restricted Subsidiaries) except (i) the reserves deducted as described in clauses (a) and (b) above, (ii) funded debt, (iii) provisions for deferred income taxes and (iv) capital stock, surplus and surplus reserves.

  A Prospectus Supplement may modify or add to the foregoing covenants. In addition, a Prospectus Supplement may omit some or all of the foregoing covenants and/or definitions (thereby evidencing the decision by the Company to not be bound by such covenants and/or definitions).

Subordination

  Debt Securities of a series may be subordinated ("Subordinated Debt Securities") to Senior Indebtedness (as defined in the applicable Prospectus Supplement) to the extent set forth in the Prospectus Supplement relating thereto. The Company conducts substantially all its operations through subsidiaries, and the holders of Debt Securities (whether or not Subordinated Debt Securities) will be structurally subordinated to the creditors of the Company's subsidiaries.

  Upon any payment or distribution of assets of the Company to creditors or upon a total or partial liquidation or dissolution of the Company or in a bankruptcy, receivership, or similar proceeding relating to the Company or its property, holders of Senior Indebtedness shall be entitled to receive payment in full in cash of the Senior Indebtedness before holders of Subordinated Debt Securities shall be entitled to receive any payment of principal, premium, or interest with respect to the Subordinated Debt Securities, and until the Senior Indebtedness is paid in full, any distribution to which holders of Subordinated Debt Securities would otherwise be entitled shall be made to the holders of Senior Indebtedness (except that such holders may receive shares of stock and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the Subordinated Debt Securities).

  The Company may not make any payments of principal, premium, or interest with respect to Subordinated Debt Securities, make any deposit for the purpose of defeasance of such Subordinated Debt Securities, or repurchase, redeem, or otherwise retire (except, in the case of Subordinated Debt Securities that provide for a mandatory sinking fund, by the delivery of Subordinated Debt Securities by the Company to the Trustee in satisfaction of the Company's sinking fund obligation) any Subordinated Debt Securities if (a) any principal, premium or interest with respect to Senior Indebtedness is not paid in full in cash within any applicable grace period (including at maturity) or
(b) any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms, unless, in either case, the default has been cured or waived and such acceleration has been rescinded, such Senior Indebtedness has been paid in full in cash or the Company and the Trustee receive written notice approving such payment from the representatives of such Senior Indebtedness. During the continuance of any default (other than a default described in clause (a) or (b) above) with respect to any Designated Senior Indebtedness (as defined in the applicable Prospectus Supplement) pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Subordinated Debt Securities for a period (the "Payment Blockage Period") commencing on the receipt by the Company and the Trustee of written notice of such default from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period (a "Blockage Notice"). The Payment Blockage Period may be terminated before its expiration by written notice to the Trustee and the Company from the person who gave the Blockage Notice, by repayment in full in cash of the Senior Indebtedness with respect to which the Blockage Notice was given or because the default giving rise to the Payment Blockage Period is no longer continuing. Unless the holders of such Designated Senior Indebtedness shall have accelerated the maturity thereof, the Company may resume payments on the Subordinated Debt Securities after the expiration of the Payment Blockage Period. Not more than one Blockage Notice may be given in any period of 360 consecutive days. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any period of 360 consecutive days. After all Senior Indebtedness is paid in full and until the Subordinated Debt Securities are paid in full, holders of the Subordinated Debt Securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

  By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness, as well as certain general creditors of the Company, may recover more, ratably, than the holders of the Subordinated Debt Securities.

Events of Default and Remedies

  The following events are defined in the Indenture as "Events of Default" with respect to a series of Debt Securities:

    (a) default in the payment of any installment of interest on any Debt Securities of that series or any payment with respect to the related coupons, if any, as and when the same shall become due and payable (whether or not, in the case of Subordinated Debt Securities, such payment shall be prohibited by reason of the subordination provisions described above) and continuance of such default for a period of 30 days;

    (b) default in the payment of principal or premium with respect to any Debt Securities of that series as and when the same shall become due and payable, whether at maturity, upon redemption, by declaration, upon required repurchase, or otherwise (whether or not, in the case of Subordinated Debt Securities, such payment shall be prohibited by reason of the subordination provisions described above);

    (c) default in the payment of any sinking fund payment with respect to any Debt Securities of that series as and when the same shall become due and payable;

    (d) failure on the part of the Company to comply with the provisions of the Indenture relating to consolidations, mergers, and sales of assets;

    (e) failure on the part of the Company duly to observe or perform any other of the covenants or agreements on the part of the Company in the Debt Securities of that series, in any resolution of the Board of Directors of the Company authorizing the issuance of that series of Debt Securities, in the Indenture with respect to such series, or in any supplemental Indenture with respect to such series (other than a covenant a default in the performance of which is otherwise specifically dealt with) continuing for a period of 60 days after the date on which written notice specifying such failure and requiring the Company to remedy the same shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding;

    (f) indebtedness of the Company or any subsidiary of the Company is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default, the total amount of such Indebtedness unpaid or accelerated exceeds $20 million or the United States dollar equivalent thereof at the time, and such default remains uncured or such acceleration is not rescinded for 10 days after the date on which written notice specifying such failure and requiring the Company to remedy the same shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding;

    (g) the Company or any of its "Significant Subsidiaries" (defined as any subsidiary of the Company that would be a "significant subsidiary" as defined in Rule 405 under the Securities Act as in effect on the date of the Indenture) shall (1) voluntarily commence any proceeding or file any petition seeking relief under the United States Bankruptcy Code or other federal, state or foreign bankruptcy, insolvency or similar law, (2) consent to the institution of, or fail to controvert within the time and in the manner prescribed by law, any such proceeding or the filing of any such petition, (3) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator or similar official for the Company or any such Significant Subsidiary or for a substantial part of its property, (4) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (5) make a general assignment for the benefit of creditors, (6) admit in writing its inability or fail generally to pay its debts as they become due, (7) take corporate action for the purpose of effecting any of the foregoing or (8) take any comparable action under any foreign laws relating to insolvency;

    (h) the entry of an order or decree by a court having competent jurisdiction for (1) relief with respect to the Company or any of its Significant Subsidiaries or a substantial part of any of their property under the United States Bankruptcy Code or any other federal, state or foreign bankruptcy, insolvency or similar law, (2) the appointment of a receiver, trustee, custodian, sequestrator or similar official for the Company or any such Significant Subsidiary or for a substantial part of any of their property (except any decree or order appointing such official of any Significant Subsidiary pursuant to a plan under which the assets and operations of such Significant Subsidiary are transferred to or combined with another Significant Subsidiary or Subsidiaries of the Company or to the Company) or (3) the winding-up or liquidation of the Company or any such Significant Subsidiary (except any decree or order approving or ordering the winding-up or liquidation of the affairs of a Significant Subsidiary pursuant to a plan under which the assets and operations of such Significant Subsidiary are transferred to or combined with another Significant Subsidiary or Subsidiaries of the Company or to the Company), and such order or decree shall continue unstayed and in effect for 60 consecutive days, or any similar relief is granted under any foreign laws and the order or decree stays in effect for 60 consecutive days;

    (i) any judgment or decree for the payment of money in excess of $20 million or the United States dollar equivalent thereof at the time is entered against the Company or any Significant Subsidiary of the Company by a court of competent jurisdiction, which judgment is not covered by insurance, and is not discharged and either (1) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (2) there is a period of 60 days following the entry of such judgment or decree during which such judgment or decree is not discharged or waived or the execution thereof stayed and, in either case, such default continues for 10 days after the date on which written notice specifying such failure and requiring the Company to remedy the same shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding; and

    (j) any other Event of Default provided with respect to Debt Securities of that series.

  An Event of Default with respect to one series of Debt Securities is not necessarily an Event of Default for another series.

  A Prospectus Supplement may omit, modify or add to the foregoing Events of Default.

  If an Event of Default described in clause (a), (b), (c), (d), (e), (f), (i) or (j) above occurs and is continuing with respect to any series of Debt Securities, unless the principal and interest with respect to all the Debt Securities of such series shall have already become due and payable, either the Trustee or the holders not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding may declare the principal amount (or, if Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in such series) of and interest on all the Debt Securities of such series due and payable immediately. If an Event of Default described in clause (g) or (h) above occurs, unless the principal and interest with respect to all the Debt Securities of all series shall have become due and payable, the principal amount (or, if any series are Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in such series) of and interest on all Debt Securities of all series then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Debt Securities.

  If an Event of Default occurs and is continuing, the Trustee shall be entitled and empowered to institute any action or proceeding for the collection of the sums so due and unpaid or to enforce the performance of any provision of the Debt Securities of the affected series or the Indenture, to prosecute any such action or proceeding to judgment or final decree, and to enforce any such judgment or final decree against the Company or any other obligor on the Debt Securities of such series. In addition, if there shall be pending proceedings for the bankruptcy or reorganization of the Company or any other obligor on the Debt Securities, or if a receiver, trustee, or similar official shall have been appointed for its property, the Trustee shall be entitled and empowered to file and prove a claim for the whole amount of principal, premium, and interest (or, in the case of Original Issue Discount Debt

Securities, such portion of the principal amount as may be specified in the terms of such series) owing and unpaid with respect to the Debt Securities. No holder of any Debt Security or coupon of any series shall have any right to institute any action or proceeding upon or under or with respect to the Indenture, for the appointment of a receiver or trustee, or for any other remedy, unless (a) such holder previously shall have given to the Trustee written notice of an Event of Default with respect to Debt Securities of that series and of the continuance thereof, (b) the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of that series shall have made written request to the Trustee to institute such action or proceeding with respect to such Event of Default and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses, and liabilities to be incurred therein or thereby, and (c) the Trustee, for 60 days after its receipt of such notice, request, and offer of indemnity shall have failed to institute such action or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to the provisions of the Indenture.

  Prior to the acceleration of the maturity of the Debt Securities of any series, the holders of a majority in aggregate principal amount of the Debt Securities of that series at the time outstanding may, on behalf of the holders of all Debt Securities and any related coupons of that series, waive any past default or Event of Default and its consequences for that series, except (a) a default in the payment of the principal, premium, or interest with respect to such Debt Securities or (b) a default with respect to a provision of the Indenture that cannot be amended without the consent of each holder affected thereby. In case of any such waiver, such default shall cease to exist, any Event of Default arising therefrom shall be deemed to have been cured for all purposes, and the Company, the Trustee and the holders of the Debt Securities of that series shall be restored to their former positions and rights under the Indenture.

  The Trustee shall, within 90 days after the occurrence of a default known to it with respect to a series of Debt Securities, give to the holders of the Debt Securities of such series notice of all uncured defaults with respect to such series known to it, unless such defaults shall have been cured or waived before the giving of such notice; provided, however, that except in the case of default in the payment of principal, premium, or interest with respect to the Debt Securities of such series or in the making of any sinking fund payment with respect to the Debt Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of such Debt Securities.

Modification of the Indenture

  The Company and the Trustee may enter into supplemental Indentures without the consent of the Holders of Debt Securities for one or more of the following purposes:

    (a) to evidence the succession of another person to the Company pursuant to the provisions of the Indenture relating to consolidations, mergers and sales of assets and the assumption by such successor of the covenants, agreements and obligations of the Company in the Indenture and in the Debt Securities;

    (b) to surrender any right or power conferred upon the Company by the Indenture, to add to the covenants of the Company such further covenants, restrictions, conditions or provisions for the protection of the holders of all or any series of Debt Securities as the Board of Directors of the Company shall consider to be for the protection of the holders of such Debt Securities, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions or provisions a default or an Event of Default under the Indenture (provided, however, that with respect to any such additional covenant, restriction, condition or provision, such supplemental Indenture may provide for a period of grace after default, which may be shorter or longer than that allowed in the case of other defaults, may provide for an immediate enforcement upon such default, may limit the remedies available to the Trustee upon such default or may limit the right of holders of a majority in aggregate principal amount of any or all series of Debt Securities to waive such default);

    (c) to cure any ambiguity or to correct or supplement any provision contained in the Indenture, in any supplemental Indenture or in any Debt Securities that may be defective or inconsistent with any other provision contained therein, to convey, transfer, assign, mortgage or pledge any property to or with the Trustee, or to make such other provisions in regard to matters or questions arising under the Indenture as shall not adversely affect the interests of any holders of Debt Securities of any series;

    (d) to modify or amend the Indenture in such a manner as to permit the qualification of the Indenture or any supplemental Indenture under the Trust Indenture Act as then in effect;

    (e) to add to or change any of the provisions of the Indenture to provide that Bearer Securities may be registerable as to principal, to change or eliminate any restrictions on the payment of principal or premium with respect to Registered Securities or of principal, premium or interest with respect to Bearer Securities, or to permit Registered Securities to be exchanged for Bearer Securities, so long as any such action does not adversely affect the interests of the holders of Debt Securities or any coupons of any series in any material respect or permit or facilitate the issuance of Debt Securities of any series in uncertificated form;

    (f) to comply with the provisions of the Indenture relating to consolidations, mergers and sales of assets;

    (g) in the case of Subordinated Debt Securities, to make any change in the provisions of the Indenture relating to subordination that would limit or terminate the benefits available to any holder of Senior Indebtedness under such provisions (but only if each such holder of Senior Indebtedness consents to such change);

    (h) to add guarantees with respect to the Debt Securities or to secure the Debt Securities;

    (i) to make any change that does not adversely affect the rights of any holder;

    (j) to add to change, or eliminate any of the provisions of the Indenture with respect to one or more series of Debt Securities, so long as any such addition, change or elimination not otherwise permitted under the Indenture shall (1) neither apply to any Debt Security of any series created prior to the execution of such supplemental Indenture and entitled to the benefit of such provision nor modify the rights of the holders of any such Debt Security with respect to such provision or (2) become effective only when there is no such Debt Security outstanding;

    (k) to evidence and provide for the acceptance of appointment by a successor or separate Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the Indenture by more than one Trustee; and

    (l) to establish the form or terms of Debt Securities and coupons of any series, as described under "Description of Debt Securities--General" above.

  With the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected thereby, the Company and the Trustee may from time to time and at any time enter into a supplemental Indenture for the purpose of adding any provisions to, changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental Indenture or modifying in any manner the rights of the holder of the Debt Securities of such series; provided, however, that without the consent of the holders of each Debt Security so affected, no such supplemental Indenture shall (a) reduce the percentage in principal amount of Debt Securities of any series whose holders must consent to an amendment, (b) reduce the rate of or extend the time for payment of interest on any Debt Security or coupon or reduce the amount of any payment to be made with respect to any coupon, (c) reduce the principal of or extend the stated maturity of any Debt Security, (d) reduce the premium payable upon the redemption of any Debt Security or change the time at which any Debt Security may or shall be redeemed, (e) make any Debt Security payable in a currency other than that stated in the Debt Security, (f) in the case of any Subordinated Debt Security or coupons appertaining thereto, make any change in the provisions of the Indenture relating to subordination that adversely affects the rights of any holder under such provisions, (g) release any security that may have been granted with respect to the Debt Securities, (h) make any change in the provisions of the Indenture relating to waivers of defaults or amendments that require unanimous consent, (i) change any obligation of the Company provided for in the Indenture to pay additional interest with respect to Bearer Securities or (j) limit the obligation of the Company to maintain a paying agency outside the United States for payment on Bearer Securities or limit the obligation of the Company to redeem certain Bearer Securities.

Consolidation, Merger, and Sale of Assets

  The Company may not consolidate with or merge with or into any person, or convey, transfer or lease all or substantially all of its assets, unless the following conditions have been satisfied:

    (a) either (1) the Company shall be the continuing person in the case of a merger or (2) the resulting, surviving, or transferee person, if other than the Company (the "Successor Company"), shall be a corporation organized and existing under the laws of the United States, any State thereof, or the District of Columbia and shall expressly assume all of the obligations of the Company under the Debt Securities and coupons and the Indenture;

    (b) immediately after giving effect to such transaction (and treating any indebtedness that becomes an obligation of the Successor Company or any subsidiary of the Company as a result of such transaction as having been incurred by the Successor Company or such subsidiary at the time of such transaction), no Default or Event of Default would occur or be continuing;

    (c) the Successor Company waives any right to redeem any Bearer Security under circumstances in which the Successor Company would be entitled to redeem such Bearer Security but the Company would not have been so entitled to redeem if the consolidation, merger, conveyance, transfer or lease had not occurred; and

    (d) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger or transfer complies with the Indenture.

Satisfaction and Discharge of the Indenture; Defeasance

  The Indenture shall generally cease to be of any further effect with respect to a series of Debt Securities if (a) the Company has delivered to the Trustee for cancelation all Debt Securities of such series (with certain limited exceptions) or (b) all Debt Securities and coupons of such series not theretofore delivered to the Trustee for cancelation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and the Company shall have deposited with the Trustee as trust funds the entire amount sufficient to pay at maturity or upon redemption all such Debt Securities and coupons (and if, in either case, the Company shall also pay or cause to be paid all other sums payable under the Indenture by the Company).

  In addition, the Company shall have a "legal defeasance option" (pursuant to which it may terminate, with respect to the Debt Securities of a particular series, all of its obligations under such Debt Securities and the Indenture with respect to such Debt Securities) and a "covenant defeasance option" (pursuant to which it may terminate, with respect to the Debt Securities of a particular series, its obligations with respect to such Debt Securities under certain specified covenants contained in the Indenture). If the Company exercises its legal defeasance option with respect to a series of Debt Securities, payment of such Debt Securities may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option with respect to a series of Debt Securities, payment of such Debt Securities may not be accelerated because of an Event of Default related to the specified covenants.

  The applicable Prospectus Supplement will describe the procedures the Company must follow in order to exercise its defeasance options.

The Trustee

  The Company may appoint a separate Trustee for any series of Debt Securities. As used herein in the description of a series of Debt Securities, the term "Trustee" refers to the Trustee appointed with respect to such series of Debt Securities.

  The Company may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own Debt Securities.

                         DESCRIPTION OF CAPITAL STOCK

General

  The following summary of certain provisions of the Company's capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation (the "Certificate of Incorporation"), which is included as an exhibit to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

Common Stock

  The Company's Certificate of Incorporation authorizes the issuance of up to 30,000,000 shares of Common Stock, $.01 par value per share. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemption, subscription, redemption or conversion rights. The outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

  The outstanding shares of Common Stock are listed on the NASDAQ and trade under the symbol "CHRX."

  The transfer agent and registrar for the Common Stock is Boston EquiServe L.P., an affiliate of The First National Bank of Boston.

Preferred Stock

  The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which a Prospectus Supplement may relate. Specific terms of any series of Preferred Stock offered by a Prospectus Supplement will be described in the Prospectus Supplement relating to such series. The description set forth below is subject to and qualified in its entirety by reference to the certificate of designations establishing a particular series of Preferred Stock, which will be filed with the SEC in connection with the offering of such series.

  The Certificate of Incorporation authorizes the issuance of up to 4,000,000 shares of Preferred Stock, $.01 par value per share. Under the terms of the Certificate of Incorporation, the Board of Directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue such shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors. Accordingly, the Board of Directors, without stockholder approval, may issue undesignated stock with terms that could adversely affect the voting power and other rights of holders of Common Stock.

  The existence of undesignated preferred stock may have the effect of discouraging attempts to acquire control of the Company with a view to effecting a merger, sale or exchange of assets or a similar transaction. The anti-takeover effects of the undesignated shares may deny stockholders the opportunity to receive a premium on their stock and may also have a depressive effect on the market price of the Common Stock.

  The transfer agent, registrar, and dividend disbursement agent for a series of Preferred Stock will be selected by the Company and will be described in the applicable Prospectus Supplement. The registrar for shares of Preferred Stock will send notices to stockholders of any meetings at which holders of the Preferred Stock have the right to elect directors of the Company or to vote on any other matter.

Rights Plan

 Rights

  The Board of Directors of the Company, pursuant to a stockholders rights plan (the "Rights Plan") has declared a dividend of one right (the "Rights") for each outstanding share of Common Stock. The Rights were issued to the holders of record of Common Stock outstanding on the Rights issuance date, and with respect to Common Stock issued thereafter until the Distribution Date (as defined below), and, in certain circumstances, with respect to Common Stock issued after the Distribution Date. Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase from the Company one one-thousandth (1/1000th) of a share of Preferred Stock (the "Preferred Shares") at a price of $50 per (1/1000th) of a share, subject to adjustment in certain circumstances (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and the Rights Agent named therein. The Rights will not be exercisable until the Distribution Date and will expire on the tenth annual anniversary of the Rights Agreement (the "Expiration Date"), unless earlier redeemed by the Company. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends with respect to the Rights of the Preferred Shares relating thereto.

 Distribution Date

  Under the Rights Agreement, the Distribution Date is the earlier of (i) such time as the Company learns that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of the outstanding shares of Common Stock (such person or group being an "Acquiring Person"), unless provisions preventing accidental triggering of the distribution of the Rights apply, and (ii) the close of business on such date, if any, as may be designated by the Board of Directors following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for more than 15% or more of the outstanding shares of Common Stock.

 Triggering Event and Effect of Triggering Event

  At such time as there is an Acquiring Person, the Rights will entitle each holder (other than such Acquiring Person) of a Right to purchase, for the Purchase Price, that number of one one-thousandths (1/1000ths) of a Preferred Share equivalent to the number of shares of Common Stock which at the time of such event would have a market value of twice the Purchase Price.

  In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an affiliate or associate of an Acquiring Person that is a publicly traded corporation or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an affiliate or associate of an Acquiring Person, each Right will entitle its holder (other than Rights beneficially owned by such Acquiring Person or its affiliates or associates) to purchase, for the Purchase Price, that number of common shares of such corporation (or, if such corporation is not a publicly traded corporation, that number of common shares of an affiliate of such corporation that has publicly traded shares) which at the time of the transaction would have a market value or, in certain circumstances, book value of twice the Purchase Price.

 Redemption

  At any time prior to the earlier of (i) such time as a person or group becomes an Acquiring Person and (ii) the Expiration Date, the Board of Directors may redeem the Rights in whole, but not in part, at a price (in cash or Common Stock or other securities of the Company deemed by the Board of Directors to be at least equivalent in value) of $.10 per Right (which amount shall be subject to adjustment as provided in the Rights Agreement) (the "Redemption Price"). Immediately upon the action of the Board of Directors ordering the redemption of the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  In addition, at any time after there is an Acquiring Person, the Board of Directors may elect to exchange each Right for consideration per Right consisting of one-half of the securities that would be issuable at such time upon exercise of one Right pursuant to the terms of the Rights Agreement.

 Amendment

  At any time prior to the Distribution Date, the Company may, without the approval of any holder of any Rights, supplement or amend any provision of the Rights Agreement (including, without limitation, the date on which the Distribution Date shall occur, the definition of Acquiring Person, the time during which the Rights may be redeemed or the terms of the Preferred Shares), except that no supplement or amendment shall be made which reduces the Redemption Price (other than pursuant to certain adjustments therein) or provides for an earlier Expiration Date.

 Certain Effects of the Rights Plan

  The Rights Plan is designed to protect stockholders of the Company in the event of unsolicited offers to acquire the Company and other coercive takeover tactics which, in the opinion of the Board of Directors, could impair its ability to represent stockholder interests. The provisions of the Rights Plan may render an unsolicited takeover of the Company more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer the Company's stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of the stockholders of the Company.

Delaware Law and Certain Charter and By-Law Provisions

  The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

  The Company's Amended and Restated By-Laws (the "Amended and Restated By-Laws") provide for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, the Amended and Restated By-Laws provide that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of capital stock of the corporation entitled to vote. Under the Company's Amended and Restated By-Laws, any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, may be filled only by vote of a majority of the directors then in office. The classification of the Board of Directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

  The Company's Amended and Restated By-Laws also provide that any action required or permitted to be taken by the stockholders of the Company at an annual meeting or special meeting of stockholders may be taken only if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. For business to be properly brought before an annual meeting by a stockholder, the stockholder must give written notice thereof to the Secretary of the Company, subject to certain exceptions, not less than 70 days nor more than 90 days prior to the anniversary date of the previous annual meeting. In addition, the Amended and Restated By-Laws provide that the Company need not present a stockholder proposal which was otherwise submitted properly, if such stockholder or its representative does not appear to present such proposal at the annual meeting. The Amended and Restated By-Laws further provide that special meetings of the stockholders may only be called by the Chairman of the Board of Directors, the Chief Executive Officer or the President of the Company or by the Board of Directors. Under the Company's Amended and Restated By-Laws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain other requirements regarding notice to the Company. The foregoing provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Common Stock, because such person or entity, even if acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

  The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's Certificate of Incorporation or By-Laws, unless a corporation's Certificate of Incorporation or By-Laws, as the case may be, requires a greater percentage. The Company's Amended and Restated By-Laws require the affirmative vote of the holders of at least 75% of the shares of capital stock of the Company issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

  The Company's Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Company's Certificate of Incorporation contains provisions to indemnify the Company's directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

                       DESCRIPTION OF DEPOSITARY SHARES

  The description set forth below and in any Prospectus Supplement of certain provisions of the Deposit Agreement (as defined below) and of the Depositary Shares (as defined below) and Depositary Receipts (as defined below) does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of Deposit Agreement and Depositary Receipts relating to each series of Preferred Stock that will be filed with the SEC in connection with the offering of such series of Preferred Stock.

General

  The Company may, at its option, elect to offer fractional interests in shares of Preferred Stock, rather than shares of Preferred Stock. In the event such option is exercised, the Company will provide for the issuance by a depositary to the public of receipts for depositary shares ("Depositary Shares"), each of which will represent fractional interests of a particular series of Preferred Stock (which will be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock).

  The shares of any series of Preferred Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50 million. The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the depositary with respect to such Depositary Shares. Subject to the terms of the Deposit Agreement, each owner of Depositary Shares will be entitled, in proportion to the applicable fractional interests in shares of Preferred Stock underlying such Depositary Shares, to all the rights and preferences of the Preferred Stock underlying such Depositary Shares (including dividend, voting, redemption, conversion, and liquidation rights).

  The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement (the "Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional interests in shares of the related series of Preferred Stock in accordance with the terms of the offering described in the related Prospectus Supplement.

Dividends and Other Distributions

  The depositary will distribute all cash dividends or other cash distributions received with respect to Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. The depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and the balance not so distributed shall be added to and treated as part of the next sum received by the depositary for distribution to record holders of Depositary Shares.

  In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the depositary determines that it is not feasible to make such distribution, in which case the depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

  The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock shall be made available to the holders of Depositary Shares.

Redemption of Depositary Shares

  If a series of the Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock held by the depositary. The depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the depositary, the depositary will redeem as of the same redemption date the number of Depositary Shares relating to shares of Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

  After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the money, securities, or other property payable upon such redemption and any money, securities, or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the depositary of the Depositary Receipts evidencing such Depositary Shares.

Voting the Preferred Stock

  Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action that may be deemed necessary by the depositary in order to enable the depositary to do so.

Amendment and Termination of Depositary Agreement

  The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the depositary. However, any amendment that materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding. A Deposit Agreement may be terminated by the Company or the depositary only if
(a) all outstanding Depositary Shares relating thereto have been redeemed or
(b) there has been a final distribution with respect to the Preferred Stock of the relevant series in connection with any liquidation, dissolution, or winding up of the Company and such distribution has been distributed to the holders of the related Depositary Shares.

Charges of Depositary

  The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Shares will pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

Resignation and Removal of Depositary

  The depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the depositary, any such designation or removal to take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

Miscellaneous

  The depositary will forward to the holders of Depositary Shares all reports and communications from the Company that are delivered to the depositary and that the Company is required to furnish to the holders of the Preferred Stock.

  Neither the depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding with respect to any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

                            DESCRIPTION OF WARRANTS

  The Company may issue Warrants for the purchase of Debt Securities, Preferred Stock or Common Stock. Warrants may be issued independently or together with Debt Securities, Preferred Stock or Common Stock offered by any Prospectus Supplement and may be attached to or separate from any such Offered Securities. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following summary of certain provisions of the Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Warrant Agreement that will be filed with the SEC in connection with the offering of such Warrants.

Debt Warrants

  The Prospectus Supplement relating to a particular issue of Debt Warrants will describe the terms of such Debt Warrants, including the following: (a) the title of such Debt Warrants; (b) the offering price for such Debt Warrants, if any; (c) the aggregate number of such Debt Warrants; (d) the designation and terms of the Debt Securities purchasable upon exercise of such Debt Warrants; (e) if applicable, the designation and terms of the Debt Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security; (f) if applicable, the date from and after which such Debt Warrants and any Debt Securities issued therewith will be separately transferable; (g) the principal amount of Debt Securities purchasable upon exercise of a Debt Warrant and the price at which such principal amount of Debt Securities may be purchased upon exercise (which price may be payable in cash, securities, or other property); (h) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire; (i) if applicable, the minimum or maximum amount of such Debt Warrants that may be exercised at any one time; (j) whether the Debt Warrants represented by the Debt Warrant certificates or Debt Securities that may be issued upon exercise of the Debt Warrants will be issued in registered or bearer form; (k) information with respect to book-entry procedures, if any; (1) the currency (including the Euro) or currency units (including ECUs) in which the offering price, if any, and the exercise price are payable; (m) if applicable, a discussion of material United States federal income tax considerations; (n) the antidilution provisions of such Debt Warrants, if any; (o) the redemption or call provisions, if any, applicable to such Debt Warrants; and (p) any additional terms of such Debt Warrants, including terms, procedures, and limitations relating to the exchange and exercise of such Debt Warrants.

Stock Warrants

  The Prospectus Supplement relating to any particular issue of Preferred Stock Warrants or Common Stock Warrants will describe the terms of such Warrants, including the following: (a) the title of such Warrants; (b) the offering price for such Warrants, if any; (c) the aggregate number of such Warrants; (d) the designation and terms of the Common Stock or Preferred Stock purchasable upon exercise of such Warrants; (e) if applicable, the designation and terms of the Offered Securities with which such Warrants are issued and the number of such Warrants issued with each such Offered Security; (f) if applicable, the date from and after which such Warrants and any Offered Securities issued therewith will be separately transferable; (g) the number of shares of Common Stock or Preferred Stock purchasable upon exercise of a Warrant and the price at which such shares may be purchased upon exercise; (h) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (i) if applicable, the minimum or maximum amount of such Warrants that may be exercised at any one time; (j) the currency (including the Euro) or currency units (including ECUs) in which the offering price, if any, and the exercise price are payable; (k) if applicable, a discussion of material United States federal income tax considerations; (l) the antidilution provisions of such Warrants, if any; (m) the redemption or call provisions, if any, applicable to such Warrants; and (n) any additional terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                             PLAN OF DISTRIBUTION

  The Company may sell the Offered Securities in or outside the United States through underwriters or dealers, directly to one or more purchasers, or through agents. The Prospectus Supplement with respect to the Offered Securities will set forth the terms of the offering of the Offered Securities, including the name or names of any underwriters, dealers, or agents, the purchase price of the Offered Securities and the proceeds, to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the Offered Securities may be listed.

  If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Securities will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Offered Securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the Offered Securities if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  If dealers are utilized in the sale of Offered Securities with respect to which this Prospectus is delivered, the Company will sell such Offered Securities to the dealers as principals. The dealers may then resell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  Offered Securities may be sold directly by the Company or through agents designated by the Company from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Offered Securities with respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  In connection with the sale of the Offered Securities, underwriters or agents may receive compensation from the Company or from purchasers of Offered Securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters, agents, and dealers participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of the Offered Securities by them may be deemed to be underwriting discounts or commissions under the Securities Act.

  Offered Securities may be sold directly by the Company to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

  If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters, or dealers to solicit offers from certain types of institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

  Agents, dealers, and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers, or underwriters may be required to make with respect thereto. Agents, dealers, and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

  Some or all of the Offered Securities may be new issues of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any Offered Securities.

  In order to facilitate the offering of the Offered Securities, any underwriters or agents, as the case may be, involved in the offering of such Offered Securities may engaged in transactions that stabilize, maintain or otherwise affect the price of the Offered Securities or any other securities the prices of which may be used to determine payments on such Offered Securities. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in such Offered Securities for their own account. In addition, to cover overallotments or to stabilize the price of such Offered Securities or any such other securities, the underwriters or agents, as the case may be, may bid for, and purchase, such Offered Securities or any such other securities in the open market. Finally, in any offering of such Offered Securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing such Offered Securities in the offering if the syndicate repurchases previously distributed Offered Securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Offered Securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

  Agents, dealers and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers, or underwriters may be required to make with respect thereto.

  Certain of the underwriters, dealers or agents and their affiliates may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

                                LEGAL OPINIONS

  The validity of the Offered Securities will be passed upon for the Company by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS


  The consolidated statements of operations, shareholders' equity and cash flows of ChiRex Inc. for the year ended December 31, 1995 have been incorporated by reference in this Prospectus in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated balance sheets of ChiRex Inc. as of December 31, 1996 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1997 incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods indicated in their report with respect thereto and have been included herein in reliance upon the authority of such firm as experts in accounting and auditing in giving such reports.

  On September 5, 1996, the Company engaged Arthur Andersen LLP as its independent accountant and dismissed PricewaterhouseCoopers LLP from such position. The decision to change accountants was made by the Board of Directors of the Company. During the fiscal year ended December 31, 1995 and the subsequent interim period immediately preceding the date of this change in accountants, the Company and each of its subsidiaries (the "Subsidiaries") had no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statements disclosure or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused PricewaterhouseCoopers LLP to make a reference to the subject matter of the disagreement in connection with its reports on the financial statements of the Company or any of the Subsidiaries.

                                   [GRAPHIC]

                                     ChiRex